   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1996


                                                      REGISTRATION NO. 333-13345
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         MANCHESTER EQUIPMENT CO., INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                                    5045
              NEW YORK                              7379                             11-2312854
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBERS)            IDENTIFICATION NO.)

                                160 OSER AVENUE
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 435-1199
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               BARRY R. STEINBERG
                         MANCHESTER EQUIPMENT CO., INC.
                                160 OSER AVENUE
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 435-1199
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

        SETH I. TRUWIT, ESQ.                BERNARD STEBEL, ESQ.              RICHARD H. GILDEN, ESQ.
    EPSTEIN BECKER & GREEN, P.C.         STEBEL & PASELTINER, P.C.          FULBRIGHT & JAWORSKI L.L.P.
          250 PARK AVENUE                  7600 JERICHO TURNPIKE                  666 FIFTH AVENUE
      NEW YORK, NEW YORK 10177            WOODBURY, NEW YORK 11797            NEW YORK, NEW YORK 10103
           (212) 351-4500                      (516) 496-8117                      (212) 318-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM PROPOSED MAXIMUM
                                               AMOUNT BEING    OFFERING PRICE     AGGREGATE        AMOUNT OF
TITLE OF SECURITIES BEING REGISTERED          REGISTERED(1)     PER SHARE(2)    OFFERING PRICE  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................    2,875,000          $12.00        $34,500,000        $11,897*
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

 *  Previously paid.

(1) Includes 375,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1996


PROSPECTUS

                                2,500,000 SHARES

                                     [LOGO]

                         MANCHESTER EQUIPMENT CO., INC.
                                  COMMON STOCK
                            ------------------------

     Of the 2,500,000 shares of Common Stock offered hereby, 2,125,000 shares are being sold by Manchester Equipment Co., Inc. ("Manchester" or the "Company") and 375,000 shares are being sold by a selling shareholder of the Company (the "Selling Shareholder"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the shares by the Selling Shareholder.

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a trading market will develop after the sale of shares offered hereby. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on The Nasdaq National Market subject to official notice of issuance under the symbol "MANC."
                            ------------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                       UNDERWRITING                      PROCEEDS TO
                                        PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                         PUBLIC       COMMISSIONS(1)     COMPANY(2)      SHAREHOLDER
-------------------------------------------------------------------------------------------------------
Per Share..........................        $                $                $                $
-------------------------------------------------------------------------------------------------------
Total(3)...........................        $                $                $                $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."
(2) Before deducting expenses of this offering payable by the Company estimated at $825,000.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total "Price to Public," "Underwriting Discounts and Commissions"
    and "Proceeds to Company" will be $          , $          and $          ,
    respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the several Underwriters, subject to their right to reject any order in whole or in part and to certain other conditions. It is expected that delivery of the certificates representing the shares of
Common Stock will be made on or about               , 1996 at the offices of
Ladenburg Thalmann & Co. Inc., New York, New York.

[Ladenburg Logo]                                         [Cruttenden Roth Logo]

              The date of this Prospectus is               , 1996

                   OFFERING CUSTOMERS SINGLE-SOURCE SOLUTIONS
                       TO THEIR INFORMATION SYSTEMS NEEDS

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     The Company intends to furnish its shareholders with annual reports containing audited financial statements reported on by independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all references to the Company's authorized, issued and outstanding securities assume no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of the factors set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Manchester Equipment Co., Inc. is a systems integrator and reseller of computer hardware, software and networking products, primarily for commercial customers. The Company offers its customers single-source solutions customized to their information systems needs by combining value-added services with hardware, software, networking products and peripherals from leading vendors. Over the past 20 years, the Company has forged long-standing relationships with both customers and suppliers and has capitalized on the rapid developments in the computer industry, including the shift toward client/server-based platforms.

     Manchester's marketing focus is on mid- to large-sized companies, which have become increasingly dependent upon complex information systems in an effort to gain competitive advantages. While many of these companies have the financial resources to make the required capital investments in information systems, often they do not have the necessary information technology personnel to design, install or maintain complex systems or to incorporate continuously evolving technologies. As a result, these companies are turning to independent third parties to procure, design, install, maintain and upgrade their information systems.

     The Company offers its customers a variety of value-added services, such as consulting, integration and support services, together with a broad range of computer and networking products from leading vendors. Consulting services include systems design, performance analysis, security analysis and migration planning. Integration services include product procurement, configuration, testing, systems installation and implementation. Support services include network management, "help-desk" support, and enhancement, maintenance and repair of computer systems. Significant customers of the Company currently include Barnes & Noble Inc., Cabletron Systems Inc., Conde Nast Publications Inc., J&R Music World, National Broadcasting Company Inc., Pfizer Inc., Reuters America Inc., Time Warner Inc., The Toronto Dominion Bank, United Parcel Service of America Inc. and the United States Merchant Marine Academy. The Company offers services and products from its headquarters in Long Island, New York, and its regional offices in New York City, Needham (Boston), Massachusetts and Boca Raton and Tampa, Florida. Most of the Company's revenues are derived from sales to customers located in the New York Metropolitan area, with approximately 90% of the Company's revenues being generated from its Long Island and New York City offices.

     The Company believes that a number of factors enable it to compete in its highly fragmented and rapidly changing market. Among other things, the Company benefits from long-standing relationships with many of its customers, providing opportunities for continued sales of products and services. The Company's long-standing relationships with suppliers and its large volume purchases contribute to the Company's ability to obtain significant purchase discounts and inventory as needed. Manchester further believes that its name is widely recognized for high quality, competitively priced products and value-added services. Manchester also has developed efficient inventory and credit extension controls which have historically resulted in rapid inventory turnover and minimal bad debt expense. The Company's expansion to regional offices in the Northeast and Florida has contributed to a continued increase in its revenues.

     Key elements of Manchester's strategy include (i) increasing its focus on providing value-added services, such as consulting, integration and support,
(ii) expanding its marketing focus on companies outside the Fortune 500, (iii) introducing an electronic sales ordering system (linked to automated inventory and credit control systems) for its customers, (iv) increasing sales force productivity through enhanced electronic access to product information, increased training of sales representatives and use of telemarketing, (v) expanding its presence in the New York Metropolitan area by enlarging both its New York City and Long Island offices and (vi) expanding geographically into growing business centers in the eastern half of the United States. In support of its strategy, during the past fiscal year, the Company hired additional technical and administrative staff and increased its investment in its management information systems.

     The Company's executive offices are located at 160 Oser Avenue, Hauppauge, New York 11788; its telephone number is (516) 435-1199.

                                  THE OFFERING

Common Stock offered by
     The Company......................................  2,125,000 shares
     The Selling Shareholder..........................  375,000 shares
Common Stock to be outstanding after the
  offering(1).........................................  8,325,000 shares
Use of proceeds.......................................  To repay short-term debt, to expand its New York Metropolitan area
                                                        operations, to upgrade its
                                                        telecommunications system and for
                                                        working capital
Proposed Nasdaq National Market symbol................  MANC

---------------
(1) Excluding 1,100,000 shares of Common Stock reserved for issuance under the Company's stock option plan and 250,000 shares of Common Stock reserved for issuance upon the exercise of warrants to be issued to the Representatives of the Underwriters and their designees exercisable at 120% of the public offering price (the "Representatives' Warrants"). See "Capitalization," "Management -- Stock Option Plan" and "Underwriting."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     The following table sets forth summary financial data of the Company and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other financial information included herein.


                                                FISCAL YEAR ENDED JULY 31,
                             -----------------------------------------------------------------
                               1992          1993          1994          1995          1996
                             ---------     ---------     ---------     ---------     ---------
INCOME STATEMENT DATA:
  Revenues.................  $ 111,835     $ 118,898     $ 137,361     $ 170,818     $ 189,659
  Gross profit.............     18,551        17,852        19,984        24,495        26,531
  Income from operations...      1,285         1,787         2,604         3,215         3,933
  Net income...............  $     628     $   1,132     $   1,776(1)  $   1,663     $   2,138(2)
                              ========      ========      ========      ========      ========
  Net income per share.....  $     .10     $     .18     $     .28     $     .27     $     .34(2)
                              ========      ========      ========      ========      ========
  Weighted average shares
     of Common Stock
     outstanding...........  6,262,626     6,262,626     6,262,626     6,262,626     6,246,970
                              ========      ========      ========      ========      ========



                                                                          JULY 31, 1996
                                                                    --------------------------
                                                                    ACTUAL      AS ADJUSTED(3)
                                                                    -------     --------------
BALANCE SHEET DATA:
  Working capital.................................................  $ 9,841        $ 28,368
  Total assets....................................................   37,761          52,058
  Short-term debt, including current maturities of capital lease
     obligation...................................................    6,952             452
  Shareholders' equity............................................    8,175          33,711


---------------
(1) Includes a cumulative effect of a change in accounting for income taxes of $386. See Notes 1 and 8 of Notes to Consolidated Financial Statements.


(2) Pro forma net income for the fiscal year ended July 31, 1996 would have been $4,246 or $.68 per share, after giving effect to the assumed reduction of
    (i) $3,209 in officers' compensation payable to the Company's Chief Executive Officer, Executive Vice President and Chief Financial Officer to an aggregate of $1,125, exclusive of fringe benefits, to reflect (A) the annual compensation that the Company's Chief Executive Officer and Executive Vice President have agreed to receive without any diminished duties or responsibilities, and (B) the reduction from the amount of annual compensation paid to the former Chief Financial Officer to the annual compensation currently payable to the present Chief Financial Officer, net of applicable income taxes, and (ii) $304 in rent paid to related parties to amounts stipulated in current leases, net of applicable income taxes. See "Management" and "Certain Transactions." Officers' compensation was $3,940, $1,897, $1,988, $4,990 and $4,334 for the fiscal years ended July 31, 1992,
    1993, 1994, 1995 and 1996, respectively.



(3) As adjusted to reflect the sale of 2,125,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom and the termination of the put right and shareholders' agreements between the Company and certain shareholders. See "Use of Proceeds," "Capitalization" and Note 10 of Notes to the Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth in the following risk factors and elsewhere in this Prospectus.

ADVERSE INDUSTRY CONDITIONS; DECREASING OPERATING MARGINS IN SALES OF PRODUCTS

     The computer industry is characterized by a number of potentially adverse business conditions, including pricing pressures, evolving distribution channels, market consolidation and a potential decline in the rate of growth in sales of personal computers. Heightened price competition among various hardware manufacturers has resulted in reduced per unit revenue and declining gross profit margins. As a result of the intense price competition within the industry, the Company has experienced increasing pressure on its gross profit and operating margins with respect to the sale of products. The Company's inability to compete successfully on the pricing of products sold, or the continuing decline in its gross margins of products sold due to adverse industry conditions or competition, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH THE COMPANY'S STRATEGY

     An integral part of the Company's strategy is to increase its value-added services revenue. These services generally provide higher operating margins than those associated with the sale of products. This strategy requires the Company, among other things, to attract and retain highly skilled technical employees in a competitive labor market, provide additional training to its sales representatives and enhance its existing service management system. There can be no assurance that the Company will be successful in increasing its focus on providing value-added services, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy -- Emphasizing Value-added Services."

     Manchester's strategy also includes expanding its presence in the New York Metropolitan area by increasing its sales and service capabilities in its New York City office and enlarging its sales, service and training capabilities at its Long Island headquarters as well as expanding geographically into growing business centers in the eastern half of the United States. There can be no assurance that the Company's expansion of its New York Metropolitan area operations will increase profits generated by such operations, that the opening of new offices will prove profitable, or that these expansion plans will not substantially increase future capital or other expenditures. The failure of this component of the Company's strategy could materially adversely affect its business, results of operations and financial condition. See
"Business -- Strategy -- Expanding New York Metropolitan Area Presence" and
"-- Strategy -- Expanding into Additional Business Centers."

     To date, Manchester's success has been based primarily upon sales in the New York Metropolitan area. The Company's strategy, encompassing the expansion of service offerings, the expansion of existing offices and the establishment of new regional offices, is expected to challenge the Company's senior management and infrastructure. There can be no assurance as to the Company's ability to respond to these challenges. The failure of the Company to effectively manage its planned growth could have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Strategy."

     In addition, the success of the Company's strategy will depend in large part upon the Company's ability to attract and retain highly skilled technical personnel and sales representatives, including independent sales representatives, in a competitive labor market. There can be no assurance that the Company will be able to attract and retain such skilled personnel and representatives. The loss of a significant number of the Company's existing technical personnel or sales representatives or difficulty in hiring or retaining additional technical personnel or sales representatives or reclassification of the Company's sales representatives as employees could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Services and Products" and "-- Employees."


COMPETITION

     The computer industry is characterized by intense competition. The Company directly competes with local, regional and national systems integrators, value-added resellers ("VARs") and distributors as well as with certain computer manufacturers that market through direct sales forces. While the Company's competitors vary depending upon the particular market, some of the national and regional competitors of the Company include AmeriData Technologies, Inc., CompuCom Systems, Inc., Dataflex Corporation, Entex Information Services, Inc., Vanstar Corporation and Electronic Data Systems Corporation. The computer industry has recently experienced a significant amount of consolidation through mergers and acquisitions, and manufacturers of personal computers may increase competition by offering a range of services in addition to their current product and service offerings. In the future, the Company may face further competition from new market entrants and possible alliances between existing competitors. Some of the Company's competitors have, or may have, greater financial, marketing and other resources, and may offer a broader range of products and services, than the Company. As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing or devote greater resources to the promotion of their products and services. There can be no assurance that the Company will be able to compete successfully in the future with these or other competitors. See "Business -- Competition."

DEPENDENCE ON KEY EXECUTIVES


     The success of the Company is dependent on the services of Barry R. Steinberg, the Company's founder, Chairman of the Board, President and Chief Executive Officer, and Joel G. Stemple, Ph.D., the Company's Executive Vice President. Mr. Steinberg, who has served the Company for in excess of 23 years, has long-standing relationships with many manufacturers, which the Company believes assist it in procuring desired products on a timely basis and on desirable financial terms. In addition, Mr. Steinberg has long-standing relationships with many of the Company's customers, providing opportunities for continued sales of products and services. Dr. Stemple has served the Company for in excess of 14 years and his management responsibilities include marketing and advertising programs, review of contracts, monitoring the sales force and inventory control. The loss of the services of either of Mr. Steinberg or Dr. Stemple could have a material adverse effect on the Company's business, results of operations and financial condition. The Company currently is the beneficiary under insurance policies on the lives of Mr. Steinberg and Dr. Stemple in the amounts of $1.3 million and $700,000, respectively. There can be no assurance that the proceeds of these insurance policies will be adequate to compensate the Company for the loss of services of either of these key executives. See "Management."


DEPENDENCE UPON MAJOR CUSTOMER

     The Company's largest customer accounted for approximately 14%, 22% and 16% of the Company's revenues for the fiscal years ended July 31, 1994, 1995 and 1996, respectively, substantially all of such revenues being derived from the sale of hardware products. The presence of this customer contributes to the Company's ability to obtain volume discounts on the purchase of computer hardware from certain of its vendors. Although this customer has been a customer of the Company for approximately ten years, the Company has no long-term supply contract with it, but rather ships products against purchase orders to meet the customer's needs. The loss of this customer could have a material adverse effect on the Company's revenues as well as its ability to obtain volume discounts from certain vendors, either of which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Services and Products" and "-- Customers."

DEPENDENCE ON SALES TO COMPUTER RESELLERS AND VARS

     The Company's profitability has been affected by its ability to obtain volume discounts from certain manufacturers which has been dependent, in part, upon the Company's ability to sell large quantities of products to computer resellers, including VARs. Sales to resellers have been made at profit margins generally less favorable than sales directly to commercial customers. For the fiscal years ended July 31, 1994, 1995 and 1996, approximately 25%, 24% and 23% of the Company's revenues, respectively, were derived from sales to computer resellers, including VARs. The Company's inability to continue to sell products to computer resellers and thereby obtain the desired volume discounts from manufacturers or to expand its sales to commercial customers sufficiently to offset the need to rely on sales to computer resellers could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion of Financial Condition and Results of Operations."

DEPENDENCE ON MAJOR MANUFACTURERS

     The Company's business is dependent upon its relationships with major manufacturers in the computer industry. Combined sales of products manufactured by Toshiba America Information Systems, Inc. ("Toshiba"), Hewlett-Packard Company ("Hewlett-Packard"), NEC Technologies, Inc. ("NEC") and Compaq Computer Corporation ("Compaq") during the fiscal years ended July 31, 1994, 1995 and 1996 comprised approximately 51%, 52% and 53%, respectively, of the Company's revenues. Sales of products manufactured by Toshiba accounted for approximately 23%, 24% and 23%, respectively, of the Company's revenues, substantially all of which sales were of notebook computers and related accessories. Many aspects of the Company's business are affected by its relationships with major manufacturers, including product availability, pricing and related terms, and reseller authorizations. The increasing demand for personal computers and ancillary equipment has resulted in significant product shortages from time to time, because manufacturers have been unable to produce sufficient quantities of certain products to meet demand. There can be no assurance that manufacturers will maintain an adequate supply of these products to satisfy all the orders of the Company's customers or that, during periods of increased demand, manufacturers will provide products to the Company, even if available, or at discounts previously offered to the Company. In addition, there can be no assurance that the pricing and related terms offered by major manufacturers will not adversely change in the future. The failure to obtain an adequate supply of products, the loss of a major manufacturer, the deterioration of the Company's relationship with a major manufacturer or the Company's inability in the future to develop new relationships with other manufacturers could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Services and Products."

     Certain manufacturers offer market development funds, cooperative advertising and other promotional programs to systems integrators, distributors and computer resellers. The Company relies on these funds for many of its advertising and promotional campaigns. The dollar amounts of funds received by the Company for the fiscal years ended July 31, 1994, 1995 and 1996 were $1.4 million, $906,000 and $943,000, respectively, representing 1.0%, .5% and .5% of revenues, respectively. In recent years, manufacturers have generally reduced their level of support with respect to these programs. The discontinuance or material reduction of these programs would result in the Company having to spend its own funds to obtain the same level of advertising and promotion, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Sales and Marketing."

INVENTORY MANAGEMENT

     The computer industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence, which can place inventory at considerable valuation risk. Certain of Manchester's suppliers provide price protection to the Company, which is intended to reduce the risk of inventory devaluation due to price reductions on current products. Certain of the Company's suppliers also provide stock balancing to the Company pursuant to which the Company is able to return unsold inventory to a supplier as a partial credit against payment for new products. There are often restrictions on the dollar amount of inventory that can be returned at any one time. There can be no assurance that such price protection or stock balancing will be available to the Company in the future, or that these measures will provide complete protection against the risk of excess or obsolete inventories. Although the Company maintains a sophisticated proprietary inventory management system, there can be no assurance that the Company will continue to successfully manage its existing and future inventory. Failure to successfully manage its current or future inventory could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Management Information Systems."

RAPID TECHNOLOGICAL CHANGE

     The markets for the Company's products and services are characterized by rapidly changing technology and frequent introduction of new hardware and software products and services, which may render many existing products noncompetitive, less profitable or obsolete. The Company's continued success will depend on its ability to keep pace with the technological developments of new products and services and to address increasingly sophisticated customer requirements. The Company's success will also depend upon its abilities to address the technical requirements of its customers arising from new generations of computer technologies, to obtain these new products from present or future suppliers and vendors at reasonable costs, to educate and train its employees as well as its customers with respect to these new products or services and to integrate effectively and efficiently these new products into both the Company's internal systems and systems developed for the Company's customers. There can be no assurance that the Company will be successful in identifying, developing and marketing product and service developments or enhancements in response to these technological changes. The failure of the Company to respond effectively to these technological changes could have a material adverse effect on the Company's business, results of operations and financial condition.

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly revenues and operating results have varied significantly in the past and are expected to continue to do so in the future. Quarterly revenues and operating results generally fluctuate as a result of the demand for the Company's products and services, the introduction of new hardware and software technologies with improved features, the introduction of new services by the Company and its competitors, changes in the level of the Company's operating expenses, competitive conditions and economic conditions. In particular, the Company currently is increasing its fixed operating expenses, including a significant increase in personnel, as part of its strategy to increase its focus on providing systems integration and other higher margin and value-added services. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

CONCENTRATION OF OWNERSHIP AND CONTROL AND ANTI-TAKEOVER PROVISIONS

     Based on the number of shares of Common Stock that will be outstanding upon completion of this offering, Barry R. Steinberg, the Company's Chairman of the Board, President and Chief Executive Officer, will beneficially own 55.7% of the outstanding shares of Common Stock (approximately 53.3% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Steinberg will have sufficient voting power to elect all of the Company's directors. Mr. Steinberg also will be able to veto any proposed sale of the Company, which under New York law requires the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock. See "Principal and Selling Shareholders."

     The Company's principal shareholders and their families and affiliated entities own a substantial portion of the real estate leased by the Company. The Company believes that each of these leases, as amended to be effective with the closing of this offering, is on terms comparable to those that the Company could have obtained from independent third parties. However, there can be no assurance that conflicts of interest may not arise out of such relationships. See "Principal and Selling Shareholders" and "Certain Transactions."

     The Company's Certificate of Incorporation provides that up to 5,000,000 shares of Preferred Stock may be issued by the Company from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids of the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. In addition, the Company is subject to Section 912 of the New York Business Corporation Law which imposes certain restrictions and requirements on a company's ability to engage in a "business combination" with an "interested shareholder." See "Description of Capital Stock."

DISCRETIONARY USE OF PROCEEDS

     Assuming an initial public offering price of $11.00 per share, approximately $12.0 million of the net proceeds of this offering will be utilized for general corporate purposes, including working capital. Accordingly, the Board of Directors will have broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. See "Use of Proceeds."

SUBSTANTIAL DILUTION


     Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of approximately $7.04 per share in pro forma net tangible book value from the assumed $11.00 per share initial public offering price. See "Dilution."


NO PRIOR MARKET; STOCK PRICE VOLATILITY

     Prior to this offering, there has been no public market for the Company's Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. There can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The trading price of the

Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, announcements of technological innovations or new products or services by the Company or its competitors, general conditions in the industry, changes in earnings estimates by securities analysts, or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many technology-related companies and which have often been unrelated to the operating performance of such companies. The Company's revenue or operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. These Company-specific factors or broad market fluctuations may materially adversely affect the market price of the Company's Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after this offering or the prospect of such sales could adversely affect the market price of the Common Stock and the Company's ability to raise capital necessary to fund its future operations. In addition to the 2,500,000 shares of Common Stock offered hereby, as of the date of this Prospectus (the "Effective Date"), there will be approximately 5,825,000 shares of Common Stock outstanding, all of which are deemed "restricted securities" under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may be eligible for sale in the public market in accordance with certain volume and other restrictions under Rule 144 under the Securities Act beginning 90 days after the effective date of this offering. Notwithstanding the ability to resell their shares under Rule 144, the current shareholders have agreed with the Representatives not to offer, sell or otherwise dispose of any shares of Common Stock without the prior written consent of Ladenburg Thalmann & Co. Inc., on behalf of the Representatives, for a period of 180 days after the date of this Prospectus. Sales of a substantial number of shares of Common Stock in the public market following this offering, pursuant to Rule 144 or otherwise, could materially adversely affect the market price of the Common Stock. In addition, the Company intends to register under the Securities Act, following the closing of this offering, 1,100,000 shares of Common Stock reserved for issuance under the Company's stock option plan. See "Shares Eligible for Future Sale."

     Upon completion of this offering, the Company has agreed to issue to the Representatives and their designees warrants covering an aggregate of 250,000 shares of Common Stock exercisable for a four-year period commencing one year from the date of this offering, at an exercise price equal to 120% of the initial public offering price. The Company has agreed to grant certain demand and piggyback registration rights to the holders of these warrants. The existence or exercise of these warrants could materially adversely affect the Company's ability to raise additional financing at a time when it may be advantageous to do so. See "Underwriting."

ABSENCE OF DIVIDENDS

     To date, the Company has not paid any cash dividends and does not presently intend to pay cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be approximately $20,796,875 ($24,612,500 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share, and deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to repay the entire balance outstanding under its line of credit with the net proceeds of this offering. At July 31, 1996, approximately $6.5 million was outstanding under the line of credit, of which $3.5 million bore interest at 7.69% per annum and the balance bore interest at 8.25% per annum. Of the remaining net proceeds, approximately $1.0 million will be used to relocate or expand the Company's New York City office, approximately $770,000 will be used to expand training and sales facilities in Long Island, and approximately $500,000 will be used to upgrade the Company's internal telecommunications system. The approximately $12.0 million balance (assuming $6.5 million is outstanding under the line of credit as of the closing of this offering) will be added to working capital for general corporate purposes. The retiring of indebtedness under the bank line of credit will increase the availability of bank credit for general corporate purposes.

     Exact allocation of the proceeds for working capital purposes, the increased funds available under the bank line of credit and the timing of such expenditures will depend upon various factors, including the availability of strategic expansion opportunities. Although it is possible that the Company might acquire businesses complementary to the current or future business of the Company, the Company's ability to effect such an acquisition will depend upon a number of factors, including the availability of acquisition candidates or other business opportunities. The Company has no current plans for any acquisitions, and no such acquisitions are being negotiated as of the date of this Prospectus. There can be no assurance that any acquisition will be consummated or that, if consummated, any acquisition will be successful.

     Pending the use of the net proceeds of this offering, the Company will invest the funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Board of Directors currently intends to retain all future earnings, if any, to fund the growth and development of the Company's business and, accordingly, does not anticipate paying any cash dividends in the foreseeable future.

                                    DILUTION


     The following discussion and tables give pro forma effect to the termination of the shareholder put right and shareholders' agreements upon the closing of this offering. See Note 10 of the Notes to the Consolidated Financial Statements.



     The pro forma net tangible book value of the Company at July 31, 1996, was approximately $12,185,000, or $1.97 per share. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,125,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at July 31, 1996, would have been approximately $32,982,000, or $3.96 per share. This represents an immediate increase in pro forma net tangible book value of $1.99 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $7.04 per share to purchasers of Common Stock in this offering, as illustrated in the following table:



    Assumed initial public offering price per share...................            $11.00
      Pro forma net tangible book value per share as of July 31,        $1.97
         1996.........................................................
      Increase per share attributable to new investors in this           1.99
         offering.....................................................
                                                                        -----
    Pro forma net tangible book value per share after this offering...              3.96
                                                                                  ------
    Dilution per share to new investors in this offering..............            $ 7.04
                                                                                  ======


     The following table sets forth, as of the date of this Prospectus, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and the new investors (assuming an initial public offering price of $11.00 per share and before deducting the underwriting discounts and commissions and estimated offering expenses):

                                   SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                 ---------------------     -----------------------     PRICE PER
                                  NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                 ---------     -------     -----------     -------     ---------
    Existing shareholders.....   6,200,000(1)    74.47%    $     4,600         .02%     $   .00
    New investors.............   2,125,000       25.53%    $23,375,000       99.98%     $ 11.00
                                 ---------      ------     -----------      ------
              Total...........   8,325,000      100.00%    $23,379,600      100.00%
                                 =========      ======     ===========      ======

---------------

(1) Does not give effect to the sale by the Selling Shareholder of 375,000 shares of Common Stock pursuant to this offering. See "Principal and Selling Shareholders."

                                 CAPITALIZATION

     The following table sets forth, as of July 31, 1996, the capitalization of the Company and the as adjusted capitalization of the Company after giving effect to the sale of the 2,125,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $11.00 per share and the application of the estimated net proceeds therefrom after deducting underwriting discounts and commissions and estimated offering expenses. The information should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                                                        JULY 31, 1996
                                                                 ---------------------------
                                                                   ACTUAL        AS ADJUSTED
                                                                 -----------     -----------
Short-term debt, including current maturities of capital lease
  obligation...................................................  $ 6,952,000     $   452,000
                                                                 ===========     ===========
Capital lease obligation, excluding current maturities.........  $   175,000     $   175,000
Redeemable Common Stock(1).....................................    4,739,000              --
Shareholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares authorized,
  none issued and outstanding actual and as adjusted...........           --              --
  Common Stock, $.01 par value; 25,000,000 shares authorized,
  6,200,000 shares issued and outstanding, and 8,325,000 shares
  issued and outstanding as adjusted(2)........................       62,000          83,000
Additional paid-in capital.....................................           --      20,776,000
Retained earnings..............................................    8,113,000      12,852,000
                                                                 -----------     -----------
Total shareholders' equity.....................................    8,175,000      33,711,000
                                                                 -----------     -----------
Total capitalization...........................................  $13,089,000     $33,886,000
                                                                 ===========     ===========


---------------

(1) Represents the aggregate amounts payable by the Company to redeem shares of Common Stock under the shareholder put right and shareholders' agreements between the Company and certain shareholders and as adjusted gives effect to the termination of these agreements upon the effectiveness of this offering. See Note 10 of Notes to the Consolidated Financial Statements.



(2) Excludes 1,100,000 shares of Common Stock reserved for issuance under the Company's stock option plan and 250,000 shares of Common Stock reserved for issuance upon exercise of the Representatives' Warrants. See
     "Management -- Stock Option Plan" and "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


     The selected consolidated financial data presented below are derived from the audited consolidated financial statements of the Company. The Consolidated Financial Statements as of July 31, 1995 and 1996 and for each of the years in the three-year period ended July 31, 1996 and the report thereon of KPMG Peat Marwick LLP, independent auditors, are included elsewhere in this Prospectus. The consolidated financial data presented below as of July 31, 1992, 1993 and 1994 and for the years ended July 31, 1992 and 1993 are derived from consolidated financial statements of the Company not appearing herein which were audited by another independent auditor. The data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                         FISCAL YEAR ENDED JULY 31,
                                        -------------------------------------------------------------
                                          1992         1993         1994         1995         1996
                                        --------     --------     --------     --------     ---------
INCOME STATEMENT DATA:
  Revenues............................  $111,835     $118,898     $137,361     $170,818     $ 189,659
  Cost of revenues....................    93,284      101,046      117,377      146,323       163,128
                                        --------     --------     --------     --------      --------
  Gross profit........................    18,551       17,852       19,984       24,495        26,531
  Selling, general and administrative
     expenses(1)......................    17,266       16,065       17,380       21,280        22,598
                                        --------     --------     --------     --------      --------
  Income from operations..............     1,285        1,787        2,604        3,215         3,933
  Interest and other expenses, net....       (47)          34         (172)        (392)         (365)
  Provision for income taxes..........       610          689        1,042        1,160         1,430(2)
  Cumulative effect of change in
     accounting for income taxes......        --           --          386           --            --
                                        --------     --------     --------     --------      --------
  Net income..........................  $    628     $  1,132     $  1,776     $  1,663     $   2,138(2)
                                        ========     ========     ========     ========      ========
  Net income per share................  $    .10     $    .18     $    .28     $    .27     $     .34(2)
                                        ========     ========     ========     ========      ========
  Weighted average shares of
     Common Stock outstanding.........  6,262,626    6,262,626    6,262,626    6,262,626    6,246,970
                                        ========     ========     ========     ========      ========


                                                                     JULY 31,
                                              -------------------------------------------------------
                                               1992        1993        1994        1995        1996
                                              -------     -------     -------     -------     -------
BALANCE SHEET DATA:
  Working capital...........................  $ 4,695     $ 6,274     $ 7,701     $ 9,189     $ 9,841
  Total assets..............................   21,662      22,002      25,879      31,635      37,761


  Short-term debt, including current
     maturities of capital lease
     obligation.............................    3,500       2,200       5,400       5,600       6,952
  Capital lease obligation, excluding
     current maturities.....................       --          --          --          --         175
  Redeemable Common Stock(3)................    1,000       5,210       5,210       5,210       4,739
  Shareholders' equity......................    5,676       2,598       4,374       6,037       8,175


---------------
(1) Officers' compensation was $3,940, $1,897, $1,988, $4,990 and $4,334 for the
    fiscal years ended July 31, 1992, 1993, 1994, 1995 and 1996, respectively.


(2) Pro forma provision for income taxes, pro forma net income and pro forma net income per share for the fiscal year ended July 31, 1996 would have been $2,835, $4,246 and $.68 per share, respectively, after giving effect to the assumed reduction of (i) $3,209 in officers' compensation payable to the Company's Chief Executive Officer, Executive Vice President and Chief Financial Officer to an aggregate of $1,125, exclusive of fringe benefits, to reflect (A) the annual compensation that the Company's Chief Executive Officer and Executive Vice President have agreed to receive without any diminished duties or responsibilities, and (B) the reduction from the amount of annual compensation paid to the former Chief Financial Officer to the annual compensation currently payable to the present Chief Financial Officer, net of applicable income taxes, and (ii) $304 in rent paid to related parties to amounts stipulated in current leases, net of applicable income taxes. See "Management" and "Certain Transactions."



(3) Represents the aggregate amounts payable by the Company to redeem shares of Common Stock under the shareholder put right and shareholders' agreements between the Company and certain shareholders. See Note 10 of Notes to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto appearing elsewhere in this Prospectus. The following discussion contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in those forward-looking statements as a result of certain of the factors set forth in the section of this Prospectus entitled "Risk Factors" as well as elsewhere herein.

GENERAL

     Manchester is a systems integrator and reseller of computer hardware, software and networking products, primarily for commercial customers. The Company offers its customers single-source solutions customized to their information systems needs by combining value-added services with hardware, software, networking products and peripherals from leading vendors. To date, most of the Company's revenues have been derived from product sales. The Company generally does not develop or sell software products. However, certain computer hardware products sold by the Company are loaded with pre-packaged software products.

     As a result of intense price competition within the computer industry as well as other industry conditions, the Company has experienced increasing pressure on its gross profit and operating margins with respect to the sale of products. Manchester's strategy includes increasing its focus on providing value-added services with operating margins that are higher than those obtained with respect to the sale of products. The Company's future performance will depend in part on its ability to manage successfully a continuing shift in its operations towards value-added services.

     The Company's largest customer accounted for approximately 14%, 22% and 16% of the Company's revenues for the fiscal years ended July 31, 1994, 1995 and 1996, respectively, substantially all of which revenues were derived from the sale of hardware products. There can be no assurance that the Company will continue to derive substantial revenues from this customer.

     The Company's profitability has been enhanced by its ability to obtain volume discounts from certain manufacturers, which has been dependent, in part, upon Manchester's ability to sell large quantities of products to computer resellers, including VARs. There can be no assurance that the Company will be able to continue to sell products to resellers and thereby obtain the desired discounts from manufacturers or that the Company will be able to increase sales to end-users to offset the need to rely upon sales to resellers.

     The markets for the Company's products and services are characterized by rapidly changing technology and frequent introductions of new hardware and software products and services, which render many existing products noncompetitive, less profitable or obsolete. The Company believes that its inventory controls have contributed to its ability to respond effectively to these technological changes. As of July 31, 1994, 1995 and 1996, inventories represented 28%, 30% and 24% of total assets, respectively. During these same fiscal years, the Company's average inventory turnover was 17, 16 and 18 times, respectively. The failure of the Company to anticipate technology trends or to continue to effectively manage its inventory could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company believes its controls on accounts receivable have contributed to its profitability. The Company's bad debt expense represented .3%, .1% and
 .1% of total revenues for the fiscal years ended July 31, 1994, 1995 and 1996, respectively.

     The Company's quarterly revenues and operating results have varied significantly in the past and are expected to continue to do so in the future. Quarterly revenues and operating results generally fluctuate as a result of the demand for the Company's products and services, the introduction of new hardware and software technologies with improved features, the introduction of new services by the Company and its competitors, changes in the level of the Company's operating expenses, competitive conditions and economic conditions. In particular, the Company currently is increasing its fixed operating expenses, including a significant increase in personnel, as part of its strategy to increase its focus on providing higher margin, value-added services. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

     As a result of the rapid changes which are taking place in computer and networking technologies, product life cycles are short. Accordingly, the Company's product offerings change constantly. Prices of products change with generally higher prices early in the life cycle of the product and lower prices near the end of the product's life cycle. The Company believes that the impact of price or volume changes of any particular product or products is not material to the Company's Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, information derived from the Company's Consolidated Statements of Income expressed as a percentage of revenues.

                                                                  PERCENTAGE OF REVENUES
                                                                            FOR
                                                                  THE YEAR ENDED JULY 31,
                                                                 -------------------------
                                                                 1994      1995      1996
                                                                 -----     -----     -----
    Revenues.................................................    100.0%    100.0%    100.0%
    Cost of revenues.........................................     85.5      85.7      86.0
                                                                 -----     -----     -----
    Gross profit.............................................     14.5      14.3      14.0
    Selling, general and administrative expenses.............     12.6      12.4      11.9
                                                                 -----     -----     -----
    Income from operations...................................      1.9       1.9       2.1
    Interest and other expenses, net.........................      0.1       0.2       0.2
                                                                 -----     -----     -----
    Income before income taxes and cumulative effect of
      change in accounting...................................      1.8       1.7       1.9
    Provision for income taxes...............................      0.8       0.7       0.8
    Cumulative effect of change in accounting for income
      taxes..................................................      0.3        --        --
                                                                 -----     -----     -----
    Net income...............................................      1.3%      1.0%      1.1%
                                                                 =====     =====     =====

YEAR ENDED JULY 31, 1995 COMPARED TO YEAR ENDED JULY 31, 1996

     Revenues. The Company's revenues increased $18.8 million or 11.0% from $170.8 million in fiscal 1995 to $189.7 million in fiscal 1996 due to increased revenues from both new and existing customers. Many factors contributed to this increase, including new product introductions, special product purchases and volume and price changes with no one factor having any material effect on this increase.

     Gross Profit. Cost of revenues includes the direct costs of products sold, freight and the personnel costs associated with providing technical services, offset in part by manufacturers' market development funds. All other operating costs are included in selling, general and administrative expenses. Gross profit increased $2.0 million or 8.3% from $24.5 million in fiscal 1995 to $26.5 million in fiscal 1996 primarily as a result of the increase in revenues. Gross profit as a percentage of revenues decreased from 14.3% to 14.0%. The decrease in the gross profit percentage was due to changes in product mix as well as increased pricing pressures prevalent within the industry. Competitive pressures, changes in the types of products or services sold and product availability result in fluctuations in gross profit from period to period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.3 million or 6.2% from $21.3 million in fiscal 1995 to $22.6 million in fiscal 1996. Approximately $261,000 of this increase related to higher payroll and related costs due primarily to a $917,000 increase associated with the hiring of additional technical and administrative staff in support of the Company's strategy to increase its value-added services revenue partially offset by a $656,000 reduction in officers' compensation from approximately $5.0 million in fiscal 1995 to approximately $4.3 million in fiscal 1996. Rent and occupancy costs increased by approximately $408,000 due primarily to higher rent principally paid to related parties as well as the leasing of an additional facility to meet the Company's current and future needs. In addition, commissions paid to the Company's sales force increased approximately $328,000 due to the increase in revenues in fiscal 1996.

     The Company's Chief Executive Officer has entered into an employment agreement with the Company under which he will receive $550,000 in compensation, exclusive of fringe benefits, for each of the fiscal years ending July 31, 1997 and 1998. In addition, the Company's Executive Vice President has agreed to receive base compensation, exclusive of fringe benefits, of $450,000 for the fiscal years ending July 31, 1997 and 1998. These officers have agreed that they will not be entitled to any bonuses for fiscal 1997 and that any bonus payable to either of these officers in fiscal 1998 will require the approval of a majority of the independent directors of the Company. The compensation to be paid to the Company's President and Executive Vice President in fiscal 1999 and thereafter will be based upon agreements to be negotiated at the expiration of their current respective employment agreements, which compensation the Company believes will reflect the then fair value of the services to be rendered to the Company by such individuals. If the revised compensation terms had been in effect for the entire fiscal 1996 period, and had the Company's former Chief Financial Officer been compensated at the annual compensation payable to the current Chief Financial Officer, officers' compensation would have been reduced by approximately $3.2 million. See "Management." Each of the leases with related parties has been amended effective with the closing of this offering, to reduce the rent payable under that lease to current market rates. See "Certain Transactions." If the revised leases had been in effect for the entire fiscal 1996 period, rent expense would have been reduced by $304,000 from the reported amount. Giving pro forma effect to the foregoing reductions in officers' compensation and rents to related parties, the pro forma selling, general and administrative expenses would have been approximately $19.1 million or 10.1% of revenues in fiscal 1996.

     Interest Expense, Net. Interest expense, net increased from $346,000 in fiscal 1995 to $374,000 in fiscal 1996 primarily due to increased borrowings.

     Provision for Income Taxes. The effective income tax rate decreased slightly from approximately 41% in fiscal 1995 to approximately 40% in fiscal 1996.

YEAR ENDED JULY 31, 1994 COMPARED TO YEAR ENDED JULY 31, 1995

     Revenues. Revenues increased $33.5 million or 24.4% from $137.4 million in fiscal 1994 to $170.8 million in fiscal 1995. This increase was due primarily to the increased demand for pentium-based personal computers and notebook computers and increased sales to the Company's largest customer.

     Gross Profit. Gross profit increased $4.5 million or 22.6% from $20.0 million in fiscal 1994 to $24.5 million in fiscal 1995 principally as a result of increased revenues. Gross profit as a percentage of revenues decreased from 14.5% in fiscal 1994 to 14.3% in fiscal 1995 as a result of changes in the mix of products sold by the Company during the periods and increasing pricing pressures prevalent in the industry. During the year ended July 31, 1994, the Company was related, through common ownership and control, to Electrograph Systems, Inc. ("Electrograph"), a value-added distributor of microcomputer peripherals, components and accessories. Purchases from Electrograph during this period were $385,000 substantially all of which was paid by July 31, 1994. In August 1994, Electrograph was acquired by an unrelated company.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.9 million or 22.4% from $17.4 million in fiscal 1994 to $21.3 million in fiscal 1995. These costs decreased as a percentage of revenues from 12.6% to 12.4% as a result of the 24.4% increase in revenues as compared to the 22.4% increase in selling, general and administrative expenses. The dollar increase was principally due to higher payroll and related costs, principally an increase of approximately $3.0 million in officers' compensation from approximately $2.0 million to approximately $5.0 million, as well as lower market development funds and higher sales commissions due to the increase in revenues in fiscal 1995. This increase was partially offset by lower bad debt expense.

     Interest Expense, Net. Interest expense, net increased from $236,000 in fiscal 1994 to $346,000 in fiscal 1995, principally due to increased borrowings.

     Provision for Income Taxes. The effective income tax rate decreased from approximately 43% in fiscal 1994 to approximately 41% in fiscal 1995. This decrease was primarily due to lower state income taxes in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of financing have been the internally generated working capital from profitable operations and a line of credit from a financial institution.

     For the year ended July 31, 1996, cash provided by operations increased to $4.2 million as compared to cash provided by operations of $1.6 million in fiscal 1995 and cash used in operations of $4.1 million in fiscal 1994. The increase in cash provided by operations in fiscal 1996 as compared to fiscal 1995 was primarily due to higher net income and reduced inventory levels. The increase in cash provided by operations in fiscal 1995 as compared to fiscal 1994 was primarily due to increased balances in accounts payable and accrued expenses. The Company's accounts receivable and accounts payable and accrued expenses balances as well as its investment in inventory can fluctuate significantly from one year end to the next due to the receipt of large customer orders or payments or variations in product availability and vendor shipping patterns at any particular date. Generally, the Company's experience is that increases in accounts receivable, inventory and accounts payable and accrued expenses will coincide with growth in revenue and increased operating levels.

     Cash used in investing activities increased from approximately $448,000 in fiscal 1994 and $440,000 in fiscal 1995 to $1.0 million in fiscal 1996. In addition, during fiscal 1996, the Company acquired $305,000 of computer equipment through a capital lease obligation resulting in total fixed asset additions for fiscal 1996 of $1.3 million. This increased level of spending reflects the initial expenditures related to the Company's plans to expand its operations and facilities to accommodate current and anticipated increases in revenues.

     Cash provided by financing activities in fiscal 1996 was approximately $751,000 compared to $200,000 in fiscal 1995 and $3.2 million in fiscal 1994. The change in cash provided by financing activities is primarily reflective of increases in borrowing by the Company under its line of credit with a financial institution. Similar to the items discussed above, the Company's level of borrowing will fluctuate significantly in order to provide cash for operations and capital expenditures.

     The Company's line of credit agreement with a financial institution provides for a maximum of $9.5 million of borrowings and is due on demand. Interest on borrowings is computed at the Company's option based on the financial institution's prime rate (8.25% at July 31, 1996) or at LIBOR plus 2% (7.69% at July 31, 1996). The line provides for a general security interest first lien on all of the Company's assets, to the extent a first lien is available. The line is guaranteed by Barry M. Steinberg, the Company's President, Chief Executive Officer and majority shareholder. At July 31, 1996, borrowings of $6.5 million were outstanding under the line of credit. A portion of the net proceeds of this offering will be applied to repay the outstanding indebtedness under the line. Following this offering, the Company expects to maintain the line, may utilize it to fund operations and intends to eliminate Mr. Steinberg's guarantee.

     The Company believes that the net proceeds of this offering together with current working capital, expected cash flows from operations and available borrowings under the line of credit will be adequate to support current operating levels for the foreseeable future, specifically through at least the end of fiscal 1998. The Company currently has no major commitments for capital expenditures. Future capital requirements of the Company include those for the growth of working capital items such as accounts receivable and inventory and the purchase of equipment and expansion of facilities as well as the possible opening of new offices. The Company's ability to implement its expansion strategy is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to obtain additional funds through equity or debt financings or from other sources, as may be required.

INFLATION

     The Company does not believe that inflation has had a material effect on the Company's operations.

NEW ACCOUNTING STANDARD

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Statement 123 establishes financial accounting and reporting standards for stock-based compensation plans. Statement 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. Statement 123 encourages a fair value based method of accounting for employee stock options or other similar equity instruments. Entities electing not to adopt a fair value method must make pro forma disclosures of net income and earnings per share as if a fair value based method had been applied. Statement 123 is effective for fiscal year 1997. The Company has elected not to adopt a fair value based accounting method for employee stock options and therefore does not expect that the adoption of Statement 123 will have a material impact on its financial position or results of operations. The Company will disclose, commencing in fiscal 1997, the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost.

                                    BUSINESS

GENERAL

     Manchester Equipment Co., Inc. is a systems integrator and reseller of computer hardware, software and networking products, primarily for commercial customers. The Company offers its customers single-source solutions customized to their information systems needs by combining value-added services with hardware, software, networking products and peripherals from leading vendors. Over the past 20 years, the Company has forged long-standing relationships with both customers and suppliers and capitalized on the rapid developments in the computer industry, including the shift toward client/server-based platforms.

     Manchester's marketing focus is on mid- to large-sized companies, which have become increasingly dependent upon complex information systems in an effort to gain competitive advantages. While many of these companies have the financial resources to make the required capital investments in information systems, often they do not have the necessary information technology personnel to design, install or maintain complex systems or to incorporate the continuously evolving technologies. As a result, these companies are turning to independent third parties to procure, design, install, maintain and upgrade their information systems.

     The Company offers its customers a variety of value-added services, such as consulting, integration and support services, together with a broad range of computer and networking products from leading vendors. Consulting services include systems design, performance analysis, security analysis and migration planning. Integration services include product procurement, configuration, testing and systems installation and implementation. Support services include network management, "help-desk" support, and enhancement, maintenance and repair of computer systems. Significant customers of the Company currently include Barnes & Noble Inc., Cabletron Systems Inc., Conde Nast Publications Inc., J&R Music World, National Broadcasting Company Inc., Pfizer Inc., Reuters America Inc., Time Warner Inc., The Toronto Dominion Bank, United Parcel Service of America Inc. and the United States Merchant Marine Academy. The Company offers these services and products from its headquarters in Long Island, New York, and its regional offices in New York City, Needham, Massachusetts and Boca Raton and Tampa, Florida. Most of the Company's revenues are derived from sales to customers located in the New York Metropolitan area, with approximately 90% of the Company's revenues being generated from its Long Island and New York City offices.

     The Company was incorporated in New York in 1973 and has one active wholly-owned subsidiary, Manchester International, Ltd., a New York corporation which sells computer hardware, software and networking products to resellers domestically and internationally.

INDUSTRY

     Businesses have become increasingly dependent upon complex information systems in an effort to gain competitive advantages or to maintain competitive positions. Computer technology and related products are continuously evolving, making predecessor technologies or products obsolete within a few years or, in some cases, within months. The constant changes in hardware and software and the competitive pressure to upgrade existing products create significant challenges to companies.

     Over the last several years, the increase in performance of personal computers, the development of a variety of effective business productivity software programs and the ability to interconnect personal computers in high speed networks have led to an industry shift away from mainframe computer systems to client/server systems based on personal computer technology. In such systems, the client computer, in addition to its stand-alone capabilities, is able to obtain resources from a central server or servers. Accordingly, personal computers may share everything from data files to printers. Recently, networked applications such as electronic mail and work group productiv-ity software, coupled with widespread acceptance of Internet technologies, have led companies to implement corporate intranets (networks that enable end-users (e.g., employees) to share information). The use of a corporate intranet allows a company to warehouse valuable information, which may be "mined" or accessed by employees or other authorized users through readily available Internet tools such as Web browsers and other graphical user interfaces.

     With these advances in information systems and networking, many companies are reengineering their businesses using these technologies to enhance their revenues and productivity. However, as the design of information systems has become more complex to accommodate the proliferating network applications, the configuration, selection and integration of the necessary hardware and software products have become increasingly more difficult and complicated. While many companies have the financial resources to make the required capital investments, they often do not have the necessary information technology personnel to design, install or maintain complex systems and may not be able to provide appropriate or sufficient funding or internal management for the maintenance of their information systems. As a result, such companies are increasingly turning to independent third parties to procure, design, install, maintain and upgrade their information systems. By utilizing the services of such third parties, companies are able to acquire state-of-the-art equipment and expertise on a cost-effective basis.

THE MANCHESTER SOLUTION

     Manchester offers its customers single-source solutions customized to their information systems needs. The Manchester solution includes a variety of value-added services, including consulting, integration, network management, "help-desk" support, and enhancement, maintenance and repair of computer systems, together with a broad range of computer and networking products from leading vendors. Manchester believes it provides state-of-the-art, cost-effective information systems designed to meet its customers' particular needs.

     As a result of the Company's long-standing relationships with certain suppliers and its large volume purchases, the Company is often able to obtain significant purchase discounts which can result in cost-savings for its customers. Manchester's relationships with its suppliers, its inventory management system and industry knowledge generally enable it to procure desired products on a timely basis and therefore to offer its customers timely product delivery.

STRATEGY

     The key elements of the Company's strategy include:

     EMPHASIZING VALUE-ADDED SERVICES. Value-added services, such as consulting, integration and support services, generally provide higher profit margins than computer hardware sales. The Company intends to increase its focus on providing these services through a number of key strategies. The Company plans to recruit additional technical personnel with broad-based knowledge in systems design and specialized knowledge in different areas of systems integration, including application software, inter-networking (including bridges, routers and switches), database design and management and security. The Company plans to actively promote the benefits of corporate intranets and intends to introduce additional services, including remote network management services and fee-based "help desk" services. The remote network management system is expected to consist of dedicated servers and software located at the Company's Long Island headquarters. This system is intended to allow the Company's specially trained engineers to solve their customers' network systems problems from the Company's facilities. The fee-based "help desk" services are anticipated to be available for end-users, regardless of whether they purchase products or other services from the Company.

     INCREASING MARKETING FOCUS ON COMPANIES OUTSIDE THE FORTUNE
500. Manchester has decided to increase its marketing focus on those companies outside the Fortune 500 in order to increase its value-added services revenue. Manchester's experience is that these companies are increasingly looking to third parties to provide a complete solution to their information systems needs from both a service and product standpoint. These companies often do not have the necessary information technology personnel to procure, design, install or maintain complex systems or to incorporate continuously evolving technologies. Manchester believes that it can provide these companies with solutions to their information systems requirements by providing a variety of value-added services together with a broad range of computer and networking products.

     INTRODUCING AN ELECTRONIC ORDERING SYSTEM. Manchester is in the process of implementing an electronic ordering system. This ordering system will enable customers to access the Company via the Internet, review various products, systems and services offered by the Company and place their orders on-line. Customers will also be able to obtain immediate customized information regarding products, systems and services that meet their specific requirements. The ordering system will produce a matrix of alternative fully compatible packages, together with their availability and related costs, based on parameters indicated by the customer. Customers will not be granted access to this system without prior credit clearance.

     INCREASING SALES FORCE PRODUCTIVITY. Manchester is addressing a variety of strategies to increase sales force productivity. The Company is in the process of implementing an electronic sales information system utilizing similar technology to the electronic ordering system described above. The electronic sales information system will allow the Company's sales representatives to obtain immediate customized information regarding products and services that meet the specific system requirements of customers and the availability and related costs of such products and services. The Company believes that this system will increase the productivity of its sales representatives by enabling them to offer rapid and comprehensive solutions to their customers' needs while reducing the possibility of returns based on incompatible products.

     Manchester also is upgrading its internal telecommunications system. Through its enhanced system, anticipated to be implemented during the first calendar quarter of 1997, telephone calls can be automatically placed to a targeted list of existing or potential customers and, upon connection, will be routed automatically to available sales representatives with on-screen information containing product and service data for current customers and market demographic data for potential customers. The system also will have the capability to route automatically in-coming calls to available sales representatives in response to a caller's answers to automated queries.

     The Company also intends to provide increased training of its sales representatives in matters relating to value-added services, such as consulting and integration services. To facilitate such training, the Company plans to construct a dedicated training facility to be located in one of its existing offices in Long Island.

     EXPANDING NEW YORK METROPOLITAN AREA PRESENCE. The Company believes that it has a strong presence and wide name recognition in the New York Metropolitan area, where there is a growing corporate demand for computer products and services. Manchester is seeking to expand its presence in this area by enlarging its New York City office and increasing the sales and service capabilities of such office, and expanding its sales, service and training capabilities at its Long Island headquarters. The Company believes that these steps will enable it to capture a greater percentage of the New York Metropolitan area market.

     EXPANDING INTO ADDITIONAL BUSINESS CENTERS. The Company has regional offices in Needham, Massachusetts and Boca Raton and Tampa, Florida, from which it derived approximately 10% of its revenues for the fiscal year ended July 31, 1996. The Company intends to continue to expand geographically into growing business centers in the eastern half of the United States. It is anticipated that each office would have the capability to perform a broad array of services as well as engage in product sales.

SERVICES AND PRODUCTS

     The Company offers customized single-source solutions to its customers' information systems requirements, including consulting, integration and support services, together with a broad range of computer and networking products from a variety of leading vendors. The Company provides its services through a skilled staff of engineers who are trained and certified in leading products and technology, including Microsoft Windows NT, Novell NetWare and Cisco Systems routers and switches.

     SERVICES. The Company's services include consulting, integration and support services.

        Consulting. The Company's staff of senior systems engineers provides consulting services consisting of systems design, performance and security analysis and migration planning services.

         Systems design services include network, communications, applications and custom solutions design. Network design services involve analysis of a customer's overall network needs, including access to the Internet; communications design services involve analysis and creation of enterprise-wide networks, including corporate intranets; applications design services include creation of relational databases meeting customers' specific business requirements; and custom solutions design services include design of storage systems, remote access systems and document retention through scanning technology.

         Performance analysis involves analyzing a customer's information systems to assess potential points of failure, to determine where performance could be increased and to prepare for change and growth. This service includes the evaluation of applications and their interaction with the network in order to maximize existing computer resources. Through this evaluation process, which includes a detailed report to the end-user, a plan for the optimization of the customer's existing system is created, as well as recommendations for enhancements and future systems.

         Security analysis involves working with customers to develop security policies covering network and data security, as well as risk analysis. After a policy is developed, a security strategy is planned and deployed using a variety of tools, including physical firewalls, packet filtering, encryption and user authentication.

         Migration planning involves the performance of a detailed assessment of existing mission critical systems, followed by an analysis of the end-user's future requirements. Working closely with the customer, Manchester's consultants develop a migration strategy using a defined project plan that encompasses skills transfer and training, checking for data integrity, project management and consolidation and reallocation of resources. The primary objective of this service is to rapidly move the customer from a slow or expensive system to a newer, more efficient and cost-effective solution.

        Integration. Integration services include product procurement, configuration, testing, installation and implementation.

         The Company maintains a sophisticated systems build and test area, adjacent to its warehousing facilities, where computer systems are configured and tested through the use of automated systems. Manchester manages the installation and implementation of its customers' information systems, and provides critical path analysis, vendor management and facility management services. Critical path analysis involves the management and coordination of the various hardware and software networking components of a systems design project. The Company's engineers prepare reports setting forth coordinated timetables with respect to installing and integrating the customer's information systems. Vendor management includes interfacing with the suppliers of computer products in installing a project; facility management involves management of the labor aspects of a project, including supervision of electricians and other tradesmen.

        Support. The Company offers support services for its customers' existing information systems, including network management, "help-desk" services, and enhancement, maintenance and repair.

         Network management consists of managing the compatibility of, and communication between, the various components comprising a customer's information system. The increased expense associated with the ownership of information systems has encouraged customers to outsource the management of computer networks, including local area networks ("LANs") and wide area networks ("WANs"). Currently, the Company's engineers provide network management services on site at customers' facilities. The Company plans to expand these services by enabling its specially trained engineers to solve many of their customers' network systems problems on a remote basis from the Company's facilities.

         "Help-desk" services consist of providing customers with telephone support. The Company is in the process of expanding its "help-desk" capabilities and intends to develop a fee-based "help-desk." In addition, the Company's service call management system, which the Company is in the process of enhancing, will enable the Company's "help-desk" technicians to access an archive of prior service calls concerning similar problems and their solutions, resulting in a more efficient response to customers' calls.

         Enhancement, maintenance and repair services range from broad on-site coverage to less expensive, basic maintenance and repair of itemized hardware or software, as well as enhancements such as upgrades of existing systems. Field representatives are equipped with notebook computers to facilitate the exchange of information with both the information systems at the Company's headquarters and with technical databases available on the Internet. The Company maintains a laboratory at its Long Island facilities where the Company prototypes customer problems for quicker solutions without jeopardizing customers' information systems.

     PRODUCTS. Manchester offers a wide variety of personal computer and networking products and peripherals, including:

Bridges and Routers                    Servers
Desktop Computers                      Software
Internet Access Products               Storage Subsystems
Modems                                 Switches
Monitors                               Supplies and Accessories
Network Equipment                      Teleconferencing Equipment
Notebook Computers                     Terminals
Printers                               Wireless Products
Scanners                               Workstations

     The Company has long-standing relationships with many manufacturers, which the Company believes assists it in procuring desired products on a timely basis and on desirable financial terms. The Company sells products from most major manufacturers, including:

AST Research, Inc.                     NEC Technologies, Inc.
Bay Networks, Inc.                     Novell, Inc.
Cisco Systems, Inc.                    Philips Electronics N.V.
Compaq Computer Corporation            Seagate Technology, Inc.
Epson America, Inc.                    Standard Microsystems Corporation
Hayes Microcomputer Products, Inc.     Texas Instruments Inc.
Hewlett-Packard Company                3Com Corp.
Intel Corporation                      Toshiba America Information Systems, Inc.
Microsoft Corporation                  U.S. Robotics Corporation
Motorola, Inc.

     For the fiscal years ended July 31, 1994, 1995 and 1996, sales by the Company of products manufactured by Toshiba, Hewlett-Packard, NEC and Compaq collectively comprised approximately 51%, 52% and 53%, respectively, of the Company's revenues. In these fiscal years, sales of products manufactured by Toshiba accounted for approximately 23%, 24% and 23%, respectively, of the Company's revenues, substantially all of which were sales of notebook computers and related accessories. The total dollar volume of products purchased directly from manufacturers, as opposed to distributors or resellers, was approximately $89 million, $118 million and $117 million for the fiscal years ended July 31, 1994, 1995 and 1996, respectively, and as a percentage of total cost of products sold was approximately 77%, 82% and 72%, respectively.

     The Company seeks to obtain volume discounts for large customer orders directly from manufacturers and through aggregators and distributors.

CUSTOMERS

     The Company believes that it benefits from its long-standing relationships with many of its customers, providing opportunities for continued sales and services. Manchester believes that its broad range of capabilities with respect to both products and services is attractive to companies of all sizes. Although Manchester is planning to target companies outside the Fortune 500 as one part of its strategy, it has sold, and anticipates that it will continue to sell, to some of the largest companies in the United States. For the fiscal years ended July 31, 1994, 1995 and 1996, approximately 14%, 22% and 16% of the Company's total revenues, respectively, were derived from United Parcel Service of America, Inc. Some of the Company's other significant commercial customers currently include Barnes & Noble Inc., Cabletron Systems Inc., Cablevision Systems Corp., Conde Nast Publications Inc., J&R Music World, National Broadcasting Company Inc., Pfizer Inc., Reuters America Inc., SONY Theaters, Time Warner Inc., The Toronto Dominion Bank, United Nations International Children's Emergency Fund and the United States Merchant Marine Academy.

     The Company's return policy generally allows customers to return hardware and unopened software, without restocking charges, within 30 days of the original invoice date, subject to advance approval and certain other conditions.

     The Company grants credit to customers meeting specified criteria and maintains a centralized credit department that reviews credit applications. Accounts are regularly monitored for collectibility and appropriate action is taken upon indication of risk.

SALES AND MARKETING

     The Company's sales are generated primarily by its 59 person sales force. These sales representatives generally are responsible for meeting all of their customers' product and service needs and are supervised by sales managers with significant industry experience. The sales managers are responsible for overseeing sales representative training, establishing sales objectives and monitoring account management principles and procedures. Sales representatives attend seminars conducted by manufacturers' representatives at the Company's facilities, at which the Company's new and existing product and service offerings are discussed.

     The Company's sales representatives are assisted by technical personnel who support and supplement the sales efforts. The responsibilities of technical support personnel include answering preliminary inquiries from customers regarding systems design, and on-site visits to customers' facilities. At customers' facilities, the technical personnel gather information necessary to assist customers in making informed decisions regarding their information systems. Such data include the nature of the customer's current information systems, the existing hardware and networking environment, the customer's level of expertise and its applications needs.

     Manchester believes that its name is widely recognized for high quality, competitively priced products and services. The Company promotes name recognition and the sale of its products and services through regional business directories, trade magazine advertisements, radio advertisements, direct mailings to customers and participation in computer trade shows and special events. The Company advertises at numerous sporting events in the New York metropolitan region, including full page four-color advertisements in yearbooks and/or program guides for sports teams such as the New York Mets, the New York Knicks and the New York Rangers, and has advertised on New York Mets and New York Yankees tickets. The Company also promotes interest in its products and services through its website on the Internet, and intends to expand its website information to provide an electronic catalog of its products and services. Several manufacturers offer market development funds, cooperative advertising and other promotional programs, on which the Company relies for many of its advertising and promotional campaigns. See "Risk
Factors -- Dependence on Major Manufacturers."

     Sales force training is an integral part of the Company's strategy to increase its focus on providing value-added services. As client/server-based systems, applications and network capabilities grow in complexity, the need for technically knowledgeable sales personnel becomes critical to the sale of value-added services. Accordingly, the Company anticipates expanding its training capabilities at one of its Long Island facilities to conduct seminars for sales representatives. The seminars will address such topics as general developments in the computer industry, systems integration services and the Company's management information systems. The Company intends to utilize its technical personnel to conduct such seminars and may hire additional dedicated trainers as needed.

MANAGEMENT INFORMATION SYSTEMS

     The Company currently uses an IBM AS/400 integrated management information system, which is a real-time, on-line system enabling instantaneous access and processing. The Company maintains a proprietary inventory management system on its computer system pursuant to which product purchases and sales are continually tracked and analyzed. The Company's computer system is also used for accounting, billing and invoicing.

     The Company's information system assists management in maintaining controls over the Company's inventory and receivables. Manchester's average inventory turnover was 17, 16 and 18 times for the fiscal years ended July 31, 1994, 1995 and 1996, respectively, and Manchester experienced bad debt expense of less than
 .3% of revenues in each of these years.

     During the fiscal year ended July 31, 1996, the Company invested in its management information systems, including upgrading and expanding the IBM AS/400 system, implementing a client/server-based management system to track services rendered for customers, and upgrading servers and network infrastructures for its headquarters. The Company utilizes experienced in-house technical personnel, assisted by the Company's senior engineers, to upgrade and integrate additional functions into the Company's management information systems.

COMPETITION

     The computer industry is characterized by intense competition. The Company directly competes with local, regional and national systems integrators, value-added resellers and distributors as well as with certain computer manufacturers that market through direct sales forces. While the Company's competitors vary depending upon the particular market, some of the national and regional competitors of the Company include AmeriData Technologies, Inc., CompuCom Systems, Inc., Dataflex Corporation, Entex Information Services, Inc., Vanstar Corporation and Electronic Data Systems Corporation. The computer industry has recently experienced a significant amount of consolidation through mergers and acquisitions, and manufacturers of personal computers may increase competition by offering a range of services in addition to their current product and service offerings. In the future, the Company may face further competition from new market entrants and possible alliances between existing competitors. Some of the Company's competitors have, or may have, greater financial, marketing and other resources, and may offer a broader range of products and services, than the Company. As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing or devote greater resources to the promotion of their products and services.

     The Company's ability to compete successfully depends on a number of factors such as breadth of product and service offerings, sales and marketing efforts, product and service pricing, and quality and reliability of services.

EMPLOYEES

     At August 31, 1996, the Company had 222 full-time employees consisting of 23 sales representatives, 26 management personnel, 50 technical personnel and 123 distribution and clerical personnel. In addition, at August 31, 1996, the Company had 36 independent sales representatives. The Company is not a party to any collective bargaining agreements and believes its relations with its employees are good.

INTELLECTUAL PROPERTY

     The Company owns one federally registered service mark with respect to its name and logo. Most of the Company's various dealer agreements permit the Company to refer to itself as an "authorized dealer" of the products of those manufacturers and to use their trademarks and trade names for marketing purposes. The Company considers the use of these trademarks and trade names in its marketing to be important to its business.

PROPERTIES

     The Company's main offices and warehouses are located in four buildings in Hauppauge, New York, consisting of approximately 40,000 and 60,000 square feet of office and warehouse space, respectively, under leases expiring between January 1998 and October 2005, for aggregate annual lease payments of approximately $1,040,000 in fiscal 1996. Three of these buildings are leased from entities controlled by, or affiliated with, certain of the Company's executive officers and principal shareholders. Effective with the closing of this offering, the leases with related parties have been amended to provide terms comparable to those that could be obtained from independent third parties. Giving effect to these amended leases, the aggregate annual lease payments for all four buildings in Hauppauge, New York will be approximately $778,000 in fiscal 1997. The Company leases an additional office in Massapequa, Long Island for $10,572 per annum on a month-to-month basis from an entity of which Messrs. Rothlein and Bivona own 25% and 50%, respectively. See "Certain Transactions." The Company leases additional offices in New York City, Needham, Massachusetts and Boca Raton and Tampa, Florida, under leases expiring in January 1999, April 1997, July 1998 and December 1996, respectively, for aggregate rental payments of approximately $164,000 and $148,000 in fiscal 1996 and fiscal 1997, respectively, with options to renew in Needham and Tampa. The Company believes that its Hauppauge and regional offices and warehouse space are well maintained and are adequate for present requirements. The Company intends to relocate or expand its New York City office as part of its strategy. See
"Strategy -- Expanding New York Metropolitan Area Presence."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                 NAME                AGE                           POSITION
    -------------------------------  ---     ----------------------------------------------------
    Barry R. Steinberg.............  54      Chairman of the Board, President, Chief Executive
                                             Officer and Director
    Joel G. Stemple, Ph.D..........  54      Executive Vice President, Secretary and Director
    Joseph Looney..................  39      Chief Financial Officer
    William F. Scheibel, Jr........  41      Chief Technology Officer
    Joel Rothlein, Esq.............  67      Director
    George Bagetakos...............  50      Director(1)
    Julian Sandler.................  52      Director(1)

---------------
(1) Appointment will become effective as of the closing of this offering.

     Barry R. Steinberg, the founder of the Company, has served as its Chairman of the Board, President and Chief Executive Officer and as a director since Manchester's formation in 1973. Mr. Steinberg previously served as a systems analyst for Sleepwater, Inc. and Henry Glass and Co.

     Joel G. Stemple, Ph.D. has served as Executive Vice President since September 1996 and as Vice President and as a director since August 1982. Dr. Stemple previously performed consulting services for the Company and, from 1966 to 1982, served as Assistant and Associate Professor of Mathematics at Queens College, City University of New York.

     Joseph Looney has served as the Company's Chief Financial Officer since May 1996. Prior to joining the Company, from 1984 to 1996, Mr. Looney served in various positions with KPMG Peat Marwick LLP, including Senior Audit Manager at the end of his tenure at such firm. Mr. Looney is a Certified Public Accountant, a member of the AICPA, the New York State Society of Certified Public Accountants and the Institute of Internal Auditors.

     William F. Scheibel, Jr. has served as the Company's Chief Technology Officer since September 1996 and served as Manager of Technical Services and Support from September 1995 through August 1996. Before joining the Company, from 1990 to 1995, Mr. Scheibel served in various positions with Bay Networks, Inc., a manufacturer of computer networking equipment, including Director of Field Support for North and South America at the end of his tenure at such firm.

     Joel Rothlein, Esq. has been a director of the Company since October 1996. Mr. Rothlein is a partner in the law firm of Kressel Rothlein & Roth, Esqs., Massapequa, New York, where he has practiced law since 1955. Kressel Rothlein & Roth, Esqs. and its predecessor firms have acted as outside general counsel to the Company since the Company's inception.

     George Bagetakos has been appointed as a director to be effective as of the closing of this offering. Mr. Bagetakos has been the Director of Sales, Major Accounts for Northern Telecom, Inc., a supplier of telecommunications equipment products, since July 1995, and served as Manager, National Accounts for Northern Telecom, Inc. from 1984 to June 1995. Prior to joining Northern Telecom, Mr. Bagetakos was Corporate Vice President, Telecommunications for American Express Company from 1979 to 1983.

     Julian Sandler has been appointed as a director to be effective as of the closing of this offering. Mr. Sandler is Chief Executive Officer of Rent-a-PC, Inc., a full-service provider of short-term computer rentals, which Mr. Sandler founded in 1984. Mr. Sandler is also the founder and was the President from 1974 to 1993 of Brookvale Associates, a national organization specializing in the remarketing of hardware manufactured by Digital Equipment Corporation. Mr. Sandler also co-founded and from 1970 to 1973 was Vice President of Periphonics Corporation, a developer and manufacturer of voice response systems.

     As a result of his managerial position, stock ownership and activities relating to the organization of the Company, Barry R. Steinberg may be deemed a "promoter" as that term is defined in the Securities Act.

     Officers are elected annually and serve at the pleasure of the Board of Directors, subject to rights, if any, under contracts of employment.

BOARD OF DIRECTORS

     Independent Directors. As of the closing of this offering, Messrs. George Bagetakos and Julian Sandler will be appointed to the Board as independent directors within the meaning of the rules of the Nasdaq National Market.

     Committees of the Board of Directors. As of the closing of this offering, the Board of Directors will establish an Audit Committee, comprised of the two independent directors and Dr. Stemple. It is anticipated that the Audit Committee will be responsible for reviewing the Company's internal accounting practices as well as the scope of the work performed by the Company's independent auditors.

     Director Compensation. Non-employee directors receive a fee of $500 for attending Board of Directors' and committee meetings, and are reimbursed for expenses incurred in connection with the performance of their respective duties as directors of the Company. Additionally, as of the closing of this offering, each of the two independent directors will be granted options under the Company's stock option plan to purchase 2,500 shares of Common Stock at the initial public offering price of the shares of Common Stock offered hereby. These options will become first exercisable one year after the date of grant. See "Stock Option Plan" below.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth a summary of the compensation paid or accrued by the Company during the fiscal year ended July 31, 1996 to the Company's Chief Executive Officer and the other executive officers whose compensation exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                           FISCAL 1996 ANNUAL COMPENSATION
                                                       ----------------------------------------
                                                                                   OTHER ANNUAL
             NAME AND PRINCIPAL POSITION                SALARY        BONUS        COMPENSATION
-----------------------------------------------------  --------     ----------     ------------
Barry R. Steinberg, Chief Executive Officer..........  $271,800     $1,816,439       $ 54,210(1)
Joel G. Stemple, Executive Vice President............  $251,800     $1,669,193       $ 29,000(2)
Michael Bivona, Chief Financial Officer(3)...........  $ 77,312     $  216,463       $ 28,417(2)

---------------

(1) Includes $50,000 of premiums paid by the Company for a whole life insurance policy in the name of Mr. Steinberg having a face value of $2,600,000 and under which his daughters, on the one hand, and the Company, on the other hand, are beneficiaries and share equally in the death benefits payable under the policy.



(2) Includes $25,000 of premiums paid by the Company for a whole life insurance policy in the name of the executive officer having a face value of $1,300,000 and under which his spouse and the Company are beneficiaries and are entitled to $600,000 and $700,000, respectively, of the death benefits payable under the policy.


(3) Resigned as Chief Financial Officer effective June 30, 1996 upon his retirement.

     The executive officers named in the Summary Compensation Table have not been granted, and do not hold, options to purchase shares of Common Stock, nor have they received any other long-term incentive compensation during the 1996 fiscal year.

     Barry R. Steinberg has agreed with the Company that his annual base salary for services rendered to the Company in his current positions as President and Chief Executive Officer shall be $550,000 in each of the fiscal years ending July 31, 1997 and 1998. Mr. Steinberg has agreed that he will not be eligible to receive any bonus in fiscal 1997 and that any bonus payable for fiscal 1998 will require the approval of a majority of the independent directors of the Company. The Company will continue to make available to him the car allowance and deferred compensation benefits that he is currently receiving. See Note 5 of Notes to Consolidated Financial Statements. Mr. Steinberg will also be able to participate in other benefits that the Company makes generally available to its employees, such as medical and other insurance, and Mr. Steinberg will be able to participate under the Company's stock option plan. In the event Mr. Steinberg's employment with the Company were terminated, he would not be precluded from competing with the Company.

     The Company has an employment agreement with Joel G. Stemple, Ph.D., under which Dr. Stemple receives a base salary of $450,000 in each of the fiscal years ending July 31, 1997 and 1998. Under the employment agreement, Dr. Stemple is not eligible to receive any bonus in fiscal 1997 and any bonus payable to Dr. Stemple for fiscal 1998 must be approved by a majority of the independent directors of the Company. Under the employment agreement, the Company provides Dr. Stemple with an automobile and certain deferred compensation benefits and provides Dr. Stemple with medical and other benefits generally offered by the Company to its employees. Dr. Stemple also is able to participate in the Company's stock option plan. The employment agreement is terminable by either party on 90 days' prior notice. In the event the Company so terminates Dr. Stemple's employment, or the Company elects not to renew his employment agreement, he is entitled to severance equal to 12 months of his then current base salary. This severance will be payable in accordance with the Company's customary payroll practices. Under the employment agreement, if Dr. Stemple terminates his employment, or the Company terminates his employment for cause, Dr. Stemple is prohibited, for a two-year period from such termination, from competing with the Company in the eastern half of the United States.

STOCK OPTION PLAN

     Under the Company's Amended and Restated 1996 Incentive and Non-Incentive Stock Option Plan (the "Plan"), which was approved by the Company's shareholders in October 1996, an aggregate of 1,100,000 shares of Common Stock are reserved for issuance upon exercise of options thereunder. The Plan will be administered by the Board of Directors. Under the Plan, incentive stock options, as defined in section 422 of the Internal Revenue Code of 1986, as amended, may be granted to employees, and non-incentive stock options may be granted to employees, directors and such other persons as the Board of Directors may determine. The Board of Directors will also determine (i) the exercise price of each option which must be equal to at least 100% (with respect to incentive stock options) and at least 85% (with respect to non-incentive stock options) of the fair market value of the Common Stock on the date of grant, (ii) the number of shares of Common Stock subject to each option, (iii) the term of each stock option up to a maximum of 10 years (or, in the case of incentive options, five years for certain employees) and (iv) the time or times when the stock option becomes exercisable. Incentive stock options expire three months from the date of the holder's termination of employment with the Company other than by reason of death or disability, in which event the option may be exercised during the 12-month period following the date of termination of employment to the extent such option was exercisable on the date of termination of employment but in no event beyond the term of such option. The maximum number of shares of Common Stock underlying options which may be granted to any person in any calendar year is 200,000. Options may be exercised in cash, Common Stock, or any combination thereof. No options have been granted to date under the Plan. Upon the closing of this offering, the Company expects to grant options to purchase 2,500 shares of Common Stock at an exercise price equal to the initial public offering price of the Common Stock offered hereby to each of the independent directors.

     In the event of a Change in Control (as defined below), all outstanding options under the Plan shall accelerate and become immediately fully exercisable. Under the Plan, a Change in Control means (i) the sale or other disposition to a person, entity or group of 50% or more of the Company's consolidated assets, (ii) the acquisition of 50% or more of the outstanding shares by a person or group or (iii) if the majority of the Company's Board of Directors consists of persons other than the Continuing Directors (as defined below). The term "Continuing Director" shall mean any member of the Company's Board of Directors on the effective date of the Plan and any other member of the Board of Directors who shall be recommended or elected to succeed or become a Continuing Director by a majority of the Continuing Directors who are then members of the Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person known by the Company to own beneficially five percent or more of such Common Stock,
(ii) each director of the Company, (iii) each person named in the Summary Compensation Table, (iv) the Selling Shareholder and (v) all executive officers and directors as a group, together with the number of shares of Common Stock being sold by the Selling Shareholder hereby.

                                                                                    PERCENTAGE OF
                                                                                     OUTSTANDING
                                                                                    SHARES OWNED
                                                                                ---------------------
                                         SHARES BENEFICIALLY   SHARES BEING      BEFORE       AFTER
             NAME AND ADDRESS                   OWNED              SOLD         OFFERING     OFFERING
    -----------------------------------  -------------------   ------------     --------     --------
    Barry R. Steinberg(1)..............       5,010,101           375,000         80.8%        55.7%
    Joel G. Stemple(1).................         626,263                --         10.1          7.5
    Michael Bivona(2)(3)...............         563,636                --          9.1          6.8
    Joel Rothlein......................              --                --           --           --
    George Bagetakos(4)................              --                --           --           --
    Julian Sandler(4)..................              --                --           --           --
    All executive officers and
      directors as a group (2
      persons).........................       5,636,364           375,000         90.9         63.2

---------------
(1) Address is 160 Oser Avenue, Hauppauge, New York 11788.

(2) Resigned as Chief Financial Officer and a director effective June 30, 1996 upon his retirement. See "Certain Transactions."

(3) Address is 684 Broadway, Massapequa, New York 11758.

(4) Appointment as a director will become effective as of the closing of this offering.

                              CERTAIN TRANSACTIONS

     Until August 1994, the Company was affiliated with Electrograph Systems, Inc. ("Electrograph"), a value-added distributor of microcomputer peripherals, components and accessories. Barry R. Steinberg, the Company's President and Chief Executive Officer and its majority shareholder, served as Electrograph's Chairman of the Board and Chief Financial Officer and had beneficial ownership (directly and through shares held by his spouse and certain trusts, of which his children are beneficiaries) of 35.5% of the outstanding shares of common stock of Electrograph. During the fiscal years ended July 31, 1993 and 1994, the Company paid approximately $322,000 and $385,000, respectively, to Electrograph for the purchase of products. In August 1994, Bitwise Designs, Inc. ("Bitwise"), a publicly-traded company engaged in the manufacture and distribution of document imaging systems, personal and industrial computers and related peripherals, acquired Electrograph through a stock-for-stock merger; Mr. Steinberg acquired beneficial ownership of less than 1% of the outstanding capital stock of Bitwise for the common stock of Electrograph in which he had a direct or indirect beneficial interest. Mr. Steinberg served as a director of, and provided consulting services to, Bitwise from August 1994 through September 17, 1996.

     Three of the Company's four Hauppauge, New York facilities are leased from entities affiliated with certain of the Company's executive officers, directors or principal shareholders. The property located at 40 Marcus Boulevard, Hauppauge, New York is leased from a limited liability company owned 70% by Mr. Steinberg and his relatives, 20% by Joel G. Stemple, Ph.D., the Company's Executive Vice President and a principal shareholder, and 10% by Michael Bivona, a principal shareholder of the Company. For the fiscal year ended July 31, 1996, the Company made lease payments of $216,000 to such entity. The Company's offices at 160 Oser Avenue, Hauppauge, New York are leased from a limited liability company owned 65% by Mr. Steinberg, 17.5% by Dr. Stemple and 17.5% by Mr. Bivona. For the fiscal years ended July 31, 1994, 1995 and 1996, the Company made lease payments of $244,000, $255,000 and $360,000, respectively, to such entity. The property located at 50 Marcus Boulevard, Hauppauge, New York is leased from Mr. Steinberg doing business in the name of Marcus Realty. For the fiscal years ended July 31, 1994, 1995 and 1996, the Company made lease payments of $399,000, $417,000 and $435,000, respectively, to such entity. Effective with the closing of this offering, the leases with the affiliated parties with respect to the leases of the Hauppauge, New York facilities have been amended to provide terms comparable to those that could be obtained from independent third parties. Giving effect to these amended leases, the rent for the properties located at 40 Marcus Boulevard, 160 Oser Boulevard and 50 Marcus Boulevard will be $170,375, $255,000 and $324,225, respectively, for fiscal 1997. The Company leases an additional office in Massapequa, New York at $10,572 per annum on a month-to-month basis from an entity of which Messrs. Rothlein and Bivona own 25% and 50%, respectively. See "Business -- Properties."

     Mr. Steinberg personally guarantees the Company's obligations under its bank line of credit for which he receives no compensation. Following this offering, the Company intends to eliminate Mr. Steinberg's guarantee. See Note 7 of Notes to Consolidated Financial Statements.

     On May 7, 1996, following his retirement as the Company's Chief Financial Officer which became effective June 30, 1996, Mr. Bivona elected, under an agreement with the Company, to require the Company to purchase 62,626 shares of Common Stock held by him for $471,000 payable in four equal quarterly installments, without interest, commencing May 7, 1996. In September 1996, Mr. Bivona agreed with the Company to terminate transfer restrictions previously applicable to the balance of the shares of Common Stock owned by Mr. Bivona. In connection therewith, Mr. Bivona terminated certain put rights he had with respect to such shares, agreed to the 180-day lock-up required by the Representatives and agreed that upon expiration of the 180-day period, he may sell his shares of Common Stock, solely in brokerage transactions, in an amount, in any three month period, not to exceed the greater of (i) 1% of the then outstanding shares of Common Stock, and (ii) the average weekly trading volume in the Common Stock, in the over-the-counter market, during the preceding four calendar weeks. Pursuant to the agreement, Mr. Bivona has certain piggyback registration rights in the event of a registration of Common Stock in which Mr. Steinberg is a selling shareholder. Mr. Bivona has waived these rights with respect to this offering. See "Shares Eligible For Future Sale."

     Joel Rothlein, Esq., a director of the Company, is a partner of Kressel Rothlein & Roth, Esqs., which, with its predecessor firms, has acted as outside general counsel to the Company since the Company's inception. Kressel Rothlein & Roth, Esqs. was paid approximately $89,000 from the Company for legal fees and disbursements in the fiscal year ended July 31, 1996 and anticipates receiving fees of approximately $350,000 from the Company (exclusive of disbursements) for services to be rendered to the Company in the fiscal year ending July 31, 1997.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 8,325,000 shares of Common Stock outstanding. Of these shares, the 2,500,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     Prior to this offering, there has been no public market for the Common Stock of the Company, and no assurance can be given that a significant public market for the Common Stock can be developed or sustained after this offering. Future sales of substantial amounts of Common Stock in the public market could have a material adverse effect on the market price of the Common Stock from time to time.

SALE OF RESTRICTED SHARES

     The 5,825,000 shares of Common Stock not being sold in this offering are deemed "restricted securities" under Rule 144 and may be eligible for sale in the public market in accordance with certain volume and other restrictions under Rule 144 beginning 90 days after the date of this Prospectus. Notwithstanding the ability to resell their shares under Rule 144, the current shareholders have executed lock-up agreements ("Lock-up Agreements") with the Representatives providing that such shareholders will not offer, sell or otherwise dispose of any of their shares of Common Stock without the prior written consent of Ladenburg Thalmann & Co. Inc., on behalf of the Representatives, for a period of 180 days after the date of this Prospectus.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned restricted securities for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 83,250 shares immediately after this offering) and (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning the availability of public information, manner of sale and notice of sale are satisfied. In addition, Affiliates must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock which are not restricted securities. Also, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned restricted securities for at least three years may resell such shares without compliance with the foregoing requirements. In meeting the two and three year holding periods described above, a holder of restricted securities can include the holding periods of a prior owner who was not an Affiliate. The Securities and Exchange Commission has proposed an amendment to Rule 144 which would reduce the holding period required for shares subject to Rule 144 to become eligible for sale in the public market from two years to one year, and from three years to two years in the case of Rule 144(k).

SHARES RESERVED FOR ISSUANCE

     Options. The Company has reserved 1,100,000 shares of Common Stock for issuance upon exercise of stock options granted under its stock option plan. No options have been granted to date under the Plan. Upon the closing of this offering, the Company expects to grant options to purchase 2,500 shares of Common Stock at an exercise price equal to the initial public offering price of the Common Stock offered hereby to each of the independent directors. See "Management -- Stock Option Plan."

     The Company intends to file a Registration Statement on Form S-8 under the Securities Act to register all shares of Common Stock issuable pursuant to the Company's stock option plan. The

Company expects to file such Registration Statement 90 days following the closing of this offering, and such Registration Statement is expected to become effective upon filing. Shares covered by such Registration Statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations with respect to Affiliates.

     Warrants. The Company has reserved 250,000 shares of Common Stock for issuance upon exercise of the Representatives' Warrants. The holders of the Representatives' Warrants have certain demand and piggyback registration rights. See "Underwriting."

LOCK-UP AGREEMENTS

     The Company and all of its officers, directors and current shareholders have agreed, pursuant to the Lock-up Agreements, not to directly or indirectly, without the prior written consent of Ladenburg Thalmann & Co. Inc., on behalf of the Representatives, offer, sell, or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus.

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price of the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could materially adversely affect the prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.01 par value, none of which is outstanding, and 25,000,000 shares of Common Stock, $.01 par value, 6,200,000 of which are issued and outstanding and held by three shareholders.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board of Directors in one or more series and classes and with such dividend rights, conversion rights, voting rights, redemption provisions, liquidation preferences and other rights and restrictions as the Board of Directors may determine. The issuance of the Preferred Stock permits the Board of Directors, without shareholder approval, to utilize the Preferred Stock as an anti-takeover device which could have an adverse effect on the market price of the Common Stock. The Company has no present intention to issue any shares of Preferred Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held of record. Subject to the rights of any holders of Preferred Stock which may be issued in the future, the holders of outstanding shares of Common Stock are entitled to share ratably on a share-for-share basis with respect to any dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the assets remaining after payment of all liabilities and liquidation preferences, if any. Shares of Common Stock are not redeemable and have no preemptive or similar rights to subscribe for additional shares. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will upon issuance and payment be, fully paid and nonassessable.

LIMITED LIABILITY AND INDEMNIFICATION

     As permitted by the New York Business Corporation Law ("BCL"), the Company's Restated Certificate of Incorporation provides that, to the fullest extent permitted by the BCL, no director of the Company shall be liable to the Company or its shareholders for monetary damages for the breach of fiduciary duty in such capacity. Such provision does not eliminate or limit the liability of any director (i) if a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a material profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the BCL, or (ii) for any act or omission prior to the adoption of this provision. As a result of this provision, the Company and its shareholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although shareholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, shareholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable. In addition, under the Restated Certificate of Incorporation, the Company has agreed to indemnify its officers, directors, employees and agents to the fullest extent permitted by the BCL against actions that may arise against them in such capacities, and to advance expenses in connection with any such actions.

NEW YORK BUSINESS COMBINATION STATUTE

     Section 912 of the BCL prohibits a company from entering into a business combination (e.g., a merger, consolidation, sale of 10% or more of a company's assets, or issuance of securities with an aggregate market value of 5% or more of the aggregate market value of all of the company's outstanding capital stock) with a beneficial owner of 20% or more of a company's securities (a "20% shareholder") for a period of five years following the date such beneficial owner became a 20% shareholder (the "stock acquisition date"), unless, among other things, such business combination or the purchase of stock resulting in the 20% shareholder's beneficial ownership was approved by the company's board of directors prior to the stock acquisition date or the business combination is approved by the affirmative vote of the holders of a majority of the outstanding voting stock exclusive of the stock beneficially owned by the 20% shareholder. The applicability of this provision to the Company may discourage unsolicited takeover bids by third parties.

TRANSFER AGENT

     American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005 is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below have, severally and not jointly, agreed, through Ladenburg Thalmann & Co. Inc. and Cruttenden Roth Incorporated (the "Representatives"), the representatives of the Underwriters, to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to the Underwriters, the aggregate number of shares set forth opposite their respective names:

                            NAME OF UNDERWRITERS                          NUMBER OF SHARES
    --------------------------------------------------------------------  ----------------
    Ladenburg Thalmann & Co. Inc. ......................................
    Cruttenden Roth Incorporated........................................
                                                                              ---------
              Total.....................................................      2,500,000
                                                                              =========

     The Underwriters are committed to take and to pay for all of the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered hereby directly to the public initially at the price set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price that represents a concession of not more than
$          per share, and that the Underwriters may allow, and such dealers may
reallow, a concession of not more than $          per share to certain other
dealers. After the commencement of this offering, the price to the public and the concessions may be changed.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock at the same price per share as the initial 2,500,000 shares to be purchased by the Underwriters. The Underwriters may exercise this option only to cover over-allotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage thereof as the percentage of the initial 2,500,000 shares to be purchased by that Underwriter.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed to issue to the Representatives, for their own account, warrants (the "Representatives' Warrants") to purchase an aggregate of 250,000 shares of Common Stock, exercisable for a period of four years commencing one year after the date hereof, at a price equal to 120% of the public offering price, subject to adjustment in certain events. The Representatives' Warrants contain certain registration rights relating to the shares issuable thereunder. For the life of the Representatives' Warrants, the Representatives will have the opportunity to profit from a rise in the market price for the Common Stock.

     The Company, its officers, directors and present shareholders (including the Selling Shareholder) have agreed not to sell or otherwise dispose of any equity securities of the Company or any securities convertible into or exchangeable for, or any rights to purchase or acquire, equity securities of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc., on behalf of the Representatives.

     The Company has agreed, for the two-year period following the date of this Prospectus, not to appoint anyone as syndicate manager, broker or agent in connection with any public or private debt or equity financing, or registered public offering, unless the Company has first offered the same to Ladenburg Thalmann & Co. Inc., upon specified terms and conditions, and if Ladenburg Thalmann & Co. Inc. fails to accept such terms and conditions within 30 days, then the Company will be free to appoint any other firm or organization as its syndicate manager, broker or agent upon terms and conditions that are not more favorable to such firm or organization than those offered to Ladenburg Thalmann & Co. Inc.

     The Representatives have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered hereby and that the Underwriters do not intend to confirm sales of shares to any account over which they exercise discretionary authority.

     The Underwriters have reserved for sale, at the initial public offering price, up to 5% of the Common Stock offered hereby for employees and directors of the Company and certain other individuals who have expressed an interest in purchasing such shares of Common Stock in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

     Prior to this offering, there has been no public market for the Common Stock. The proposed initial offering price has been determined by negotiations between the Representatives, the Company and the Selling Shareholder. Among the factors considered in such negotiations were the Company's results of operations and financial condition, the prospects for the Company and for the industry in which the Company operates, the Company's capital structure, and the general condition of the securities market. The estimated offering price set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by Epstein Becker & Green, P.C., New York, New York. Certain legal matters will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

     The consolidated financial statements of Manchester Equipment Co., Inc., as of July 31, 1995 and 1996 and for each of the years in the three-year period ended July 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (the "Commission"), Washington, D.C., in accordance with the provisions of the Securities Act with respect to the Common Stock offered hereby, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements made in this Prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits may be inspected, without charge at, or copies thereof obtained at prescribed rates from, the Public Reference Section of the Commission at Room 1024 at its principal office, located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also will be available for inspection and copying at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. The Registration Statement and the exhibits and schedules thereto can also be accessed through EDGAR terminals located in the Commission's public reference rooms in Washington, D.C., Chicago and New York or through the World Wide Web at http://www.sec.gov.

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of this offering, the Company will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected, without charge, and copies may be obtained at prescribed rates, at the offices of the Commission referenced above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Independent Auditors' Report.........................................................   F-2
Consolidated Financial Statements:
  Balance Sheets as of July 31, 1995 and 1996........................................   F-3
  Statements of Income for the years ended July 31, 1994, 1995 and 1996..............   F-4
  Statements of Shareholders' Equity for the years ended July 31, 1994, 1995 and        F-5
     1996............................................................................
  Statements of Cash Flows for the years ended July 31, 1994, 1995 and 1996..........   F-6
  Notes to Consolidated Financial Statements.........................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Manchester Equipment Co., Inc.:

We have audited the accompanying consolidated balance sheets of Manchester Equipment Co., Inc. and subsidiaries as of July 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manchester Equipment Co., Inc. and subsidiaries at July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal 1994.

                                          KPMG PEAT MARWICK LLP

Jericho, New York
September 13, 1996, except as
to note 10, which is as of
October 30, 1996

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             JULY 31, 1995 AND 1996


                                                               HISTORICAL
                                                           -------------------       PRO FORMA
                                                                                   -------------
                                                                JULY 31,
                                                           -------------------     (UNAUDITED)
                                                            1995        1996       JULY 31, 1996
                                                           -------     -------     -------------
                                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                    ASSETS
Current assets:
  Cash and cash equivalents..............................  $ 1,834     $ 5,774        $ 5,774
  Accounts receivable, net of allowance for doubtful
     accounts of $718 and $800, respectively.............   17,500      19,068         19,068
  Inventory..............................................    9,505       8,957          8,957
  Deferred income taxes..................................      302         334            334
  Prepaid expenses and other current assets..............      238         197            197
                                                            ------      ------         ------
          Total current assets...........................   29,379      34,330         34,330
Property and equipment, net..............................    1,430       2,244          2,244
Deferred income taxes....................................      341         395            395
Other assets.............................................      485         792            792
                                                            ------      ------         ------
                                                           $31,635     $37,761        $37,761
                                                            ======      ======         ======
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities under capital lease obligation......  $    --     $    99        $    99
  Notes payable -- bank..................................    5,600       6,500          6,500
  Notes payable -- shareholder...........................       --         353            353
  Accounts payable and accrued expenses..................   14,398      17,113         17,113
  Deferred service contract revenue......................      102         129            129
  Income taxes payable...................................       90         295            295
                                                            ------      ------         ------
          Total current liabilities......................   20,190      24,489         24,489
Capital lease obligation, less current maturities........       --         175            175
Deferred compensation payable............................      198         183            183
Commitments and contingencies (Note 6)
Redeemable Common Stock..................................    5,210       4,739             --
Shareholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized, none issued.............................       --          --             --
  Common stock, $.01 par value; 25,000,000 shares
     authorized, 6,262,626 and 6,200,000 shares issued
     and outstanding in 1995 and 1996....................       63          62             62
  Retained earnings......................................    5,974       8,113         12,852
                                                            ------      ------         ------
          Total shareholders' equity.....................    6,037       8,175         12,914
                                                            ------      ------         ------
                                                           $31,635     $37,761        $37,761
                                                            ======      ======         ======


          See accompanying notes to consolidated financial statements.

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED JULY 31, 1994, 1995 AND 1996


                                                               YEARS ENDED JULY 31,
                                                      --------------------------------------
                                                        1994           1995           1996
                                                      --------       --------       --------
                                                          (IN THOUSANDS EXCEPT SHARE AND
                                                                PER SHARE AMOUNTS)
HISTORICAL
Revenues..........................................    $137,361       $170,818       $189,659
Cost of revenues..................................     117,377        146,323        163,128
                                                      --------       --------       --------
     Gross profit.................................      19,984         24,495         26,531
Selling, general and administrative expenses......      17,380         21,280         22,598
                                                      --------       --------       --------
  Income from operations..........................       2,604          3,215          3,933
Other income (expense):
  Interest, net...................................        (236)          (346)          (374)
  Other...........................................          64            (46)             9
                                                      --------       --------       --------
  Income before provision for income taxes and
     cumulative effect of change in accounting for
     income taxes.................................       2,432          2,823          3,568
Provision for income taxes........................       1,042          1,160          1,430
                                                      --------       --------       --------
Income before cumulative effect of change in
  accounting for income taxes.....................       1,390          1,663          2,138
Cumulative effect of change in accounting for
  income taxes (Notes 1 and 8)....................         386             --             --
                                                      --------       --------       --------
          Net income..............................    $  1,776       $  1,663       $  2,138
                                                      =========      =========      =========
Net income per share..............................    $    .28       $    .27       $    .34
                                                      =========      =========      =========
Weighted average shares of Common Stock
  outstanding.....................................    6,262,626      6,262,626      6,246,970
                                                      =========      =========      =========


          See accompanying notes to consolidated financial statements.

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    YEARS ENDED JULY 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)


                                                     PREFERRED     COMMON     RETAINED
                                                       STOCK       STOCK      EARNINGS     TOTAL
                                                     ---------     ------     --------     ------
Balance July 31, 1993..............................    $  --        $ 63       $2,535      $2,598
Net income.........................................       --          --        1,776       1,776
                                                     ---------     ------     --------     ------
Balance July 31, 1994..............................       --          63        4,311       4,374
Net income.........................................       --          --        1,663       1,663
                                                     ---------     ------     --------     ------
Balance July 31, 1995..............................       --          63        5,974       6,037
Net income.........................................       --          --        2,138       2,138
Purchase and retirement of stock...................       --          (1)           1          --
                                                     ---------     ------     --------     ------
Balance July 31, 1996..............................    $  --        $ 62       $8,113      $8,175
                                                     =======       =======    =======      ======


          See accompanying notes to consolidated financial statements.

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JULY 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                   YEARS ENDED JULY 31,
                                                              -------------------------------
                                                               1994        1995        1996
                                                              -------     -------     -------
Cash flows from operating activities:
Net income..................................................  $ 1,776     $ 1,663     $ 2,138
  Adjustments to reconcile net income to net cash from
     operating activities:
     Depreciation and amortization..........................      360         395         473
     Bad debt expense.......................................      398         161         132
     Cumulative effect of change in accounting..............     (386)         --          --
     Deferred income taxes..................................     (118)        (71)        (86)
     Loss (gain) on disposition of assets...................       --          71          (9)
     Change in assets and liabilities:
       Increase in accounts receivable......................   (3,817)     (1,954)     (1,700)
       (Increase) decrease in inventory.....................   (1,362)     (2,382)        548
       (Increase) decrease in prepaid expenses and
          other current assets..............................      182         (24)         41
       Increase in other assets.............................       (9)       (113)       (307)
       Increase (decrease) in accounts payable and accrued
          expenses..........................................   (1,486)      4,371       2,715
       (Decrease) increase in deferred service contract
          revenue...........................................      (52)        (79)         27
       Increase (decrease) in income taxes payable..........      440        (468)        205
       Decrease in deferred compensation payable............       --          --         (15)
                                                              -------     -------     -------
          Net cash (used in) provided by operating
            activities......................................   (4,074)      1,570       4,162
                                                              -------     -------     -------
Cash flows from investing activities:
  Capital expenditures......................................     (448)       (545)     (1,028)
  Proceeds from the sale of assets..........................       --         105          55
                                                              -------     -------     -------
          Net cash used in investing activities.............     (448)       (440)       (973)
                                                              -------     -------     -------
Cash flows from financing activities:
  Net proceeds from borrowings..............................    3,200         200         900
  Payments on note payable -- shareholder...................       --          --        (118)
  Payments on capital lease obligation......................       --          --         (31)
                                                              -------     -------     -------
          Net cash provided by financing activities.........    3,200         200         751
                                                              -------     -------     -------
Net (decrease) increase in cash and cash equivalents........   (1,322)      1,330       3,940
  Cash and cash equivalents at beginning of year............    1,826         504       1,834
                                                              -------     -------     -------
Cash and cash equivalents at end of year....................  $   504     $ 1,834     $ 5,774
                                                              =======     =======     =======
Cash paid during the year for:
  Interest..................................................  $   189     $   378     $   399
                                                              =======     =======     =======
  Income taxes..............................................  $   494     $ 1,729     $ 1,290
                                                              =======     =======     =======
Other noncash transactions:
  Capital lease obligation for purchase of equipment........  $    --     $    --     $   305
                                                              =======     =======     =======
  Purchase of stock with note payable -- shareholder........  $    --     $    --     $   471
                                                              =======     =======     =======

          See accompanying notes to consolidated financial statements.

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Business

     Manchester Equipment Co., Inc. (the "Company") is a systems integrator and reseller of computer hardware, software and networking products, primarily for commercial customers. The Company offers its customers single-source solutions customized to their information systems needs by combining value-added services with hardware, software, networking products and peripherals from leading vendors.

     Sales of hardware, software and networking products comprise most of the Company's revenues. Service revenues have not comprised a significant part of revenues to date. The Company has entered into agreements with certain suppliers and manufacturers which provide the Company favorable pricing and price protection in the event the vendor reduces its prices.

     In July 1996, the Company executed a letter of intent with an investment banking firm for a proposed initial public offering ("IPO"). The terms of the proposed IPO include the sale of 2,125,000 shares of Common Stock by the Company, plus an option in favor of the underwriters for an additional 375,000 shares to provide for potential over-allotments and warrants in favor of the representatives of the underwriters to purchase 250,000 shares of Common Stock. The net proceeds of the IPO will be used to retire indebtedness under the bank line of credit, to relocate or expand the Company's New York City office, for training and expanded sales facilities in Long Island, to upgrade the Company's internal telecommunications system and for working capital.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

  (c) Cash Equivalents

     The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents.

  (d) Revenue Recognition

     Revenues from product sales are recognized at the time of shipment to the customer. Revenues for services are recognized when the related services are performed. When product sales and services are bundled, revenue is recognized upon completion of the installation. Service contract fees are recognized as revenue ratably over the period of the applicable contract or as the services are provided. Deferred service contract revenue represents the unearned portion of service contract fees. The Company generally does not develop or sell software products. However, certain computer hardware products sold by the Company are loaded with prepackaged software products. The net impact on the Company's financial statements of product returns, primarily for defective products, has been insignificant.

  (e) Market Development Funds

     The Company receives various market development funds including cooperative advertising funds from certain vendors, principally based on volume purchases of products. The Company

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

records such amounts related to volume purchases as purchase discounts which reduce cost of revenues and other incentives that require specific incremental action on the part of the Company, such as training, advertising or other pre-approved market development activities as an offset to the related costs included in selling, general and administrative expenses. Total market development funds amounted to $1,400, $906 and $943 for the years ended July 31, 1994, 1995 and 1996, respectively.

  (f) Inventory

     Inventory, consisting of computer hardware and peripherals, software and related supplies, is valued at the lower of cost (first-in, first-out) or market value.

  (g) Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line and accelerated methods over the economic lives of the assets, generally from five to seven years. Leasehold improvements are amortized over the shorter of the underlying lease term or asset life.

  (h) Income Taxes

     Effective August 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires the use of the asset and liability approach for financial accounting and reporting of income taxes. Under this method, deferred taxes are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and income tax purposes using enacted tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company previously accounted for income taxes in conformity with APB No. 11. The adoption of Statement 109 resulted in a cumulative effect adjustment in the Company's 1994 financial statements of $386 and prior years' financial statements were not restated.

  (i) Net Income Per Share

     Net income per share is based on the weighted average number of shares of Common Stock and dilutive common stock equivalents (stock options and warrants) outstanding during the period.

  (j) Impairment of Long Lived Assets

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 ("Statement 121") that establishes accounting standards for the impairment of long lived assets, certain intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. In conformity with Statement 121, it is the Company's policy to evaluate and recognize an impairment if it is probable that the recorded amounts are in excess of anticipated undiscounted future cash flows.

  (k) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (l) Fair Value of Financial Instruments

     The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses, capital lease obligation and notes payable -- shareholder are estimated to be their carrying values at July 31, 1996 due to the short maturity of such instruments. The book value of notes payable -- bank approximated fair value since those instruments carry prime or LIBOR based interest rates that are adjusted for market rate fluctuations.

  (m) Reclassifications

     Certain reclassifications were made to prior year amounts to conform with the fiscal 1996 presentation format.

(2) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                           JULY 31,
                                                                       -----------------
                                                                        1995       1996
                                                                       ------     ------
    Furniture and fixtures.........................................    $1,539     $1,824
    Machinery and equipment........................................     1,358      1,668
    Transportation equipment.......................................       382        361
    Leasehold improvements.........................................     1,405      1,656
                                                                       ------     ------
                                                                        4,684      5,509
    Less accumulated depreciation and amortization.................     3,254      3,265
                                                                       ------     ------
                                                                       $1,430     $2,244
                                                                       ======     ======

     Depreciation and amortization expense amounted to $360, $395 and $473 for the years ended July 31, 1994, 1995 and 1996, respectively.

(3) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following:

                                                                          JULY 31,
                                                                     -------------------
                                                                      1995        1996
                                                                     -------     -------
    Accounts payable, trade........................................  $10,791     $12,973
    Accrued salaries and wages.....................................    2,140       2,552
    Customer deposits..............................................      502         629
    Other accrued expenses.........................................      965         959
                                                                     -------     -------
                                                                     $14,398     $17,113
                                                                     =======     =======

     The Company has entered into financing agreements for the purchase of inventory. These agreements are secured by the related inventory and/or accounts receivables. In each of the years in the three year period ended July 31, 1996, the Company has repaid all balances outstanding

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

under these agreements within a provided 30 day non-interest bearing payment period. Accordingly, amounts outstanding under such agreements of $650 and $1,450 at July 31, 1995 and 1996, respectively, are included within accounts payable and accrued expenses. Pursuant to certain intercreditor agreements, these financing agreements are subordinated to the Company's line of credit agreement except as to specific inventory purchased under these financing agreements.

(4) CAPITAL LEASE OBLIGATION

     In January 1996, the Company entered into a capital lease obligation for certain computer equipment. Future minimum payments required under such lease are as follows:

    Year ending July 31,
      1997.......................................................................  $109
      1998.......................................................................   109
      1999.......................................................................    74
                                                                                   ----
    Total minimum lease payments.................................................   292
    Less: Amount representing interest...........................................    18
                                                                                   ----
    Present value of minimum lease payments......................................   274
    Less: Current portion........................................................    99
                                                                                   ----
                                                                                   $175
                                                                                   ====

(5) EMPLOYEE BENEFIT PLANS

     The Company maintains a qualified defined contribution plan with a salary deferral provision, commonly referred to as a 401(k) plan. The Company matches 50% of employee contributions up to three percent of each employee's compensation. The Company's contribution amounted to $130, $125 and $124 for the years ended July 31, 1994, 1995 and 1996, respectively.

     The Company also has a deferred compensation plan which is available to certain eligible key employees. The plan consists of life insurance policies purchased by the Company for the participants. Upon vesting, which occurs after ten years in the plan (three years for certain key executives), the participant becomes entitled to have ownership of the policy transferred to him or her at termination of employment with the Company. As of July 31, 1995 and 1996, the Company has recorded an asset (included in other assets) of $198 and $183, respectively, representing the cash surrender value of policies owned by the Company and a liability of the same amount relating to the unvested portion of benefits due under this plan. For the years ended July 31, 1994, 1995 and 1996, the Company recorded an expense of $93, $97 and $72, respectively, in connection with this plan.

(6) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases most of its executive offices and warehouse facilities from related parties (Note 9). In addition, the Company is obligated under lease agreements for sales offices and additional warehouse space. Aggregate rent expense under these leases amounted to $827, $849 and $1,212 for the years ended July 31, 1994, 1995 and 1996, respectively.

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following represents the Company's commitment under all operating leases for the years ending July 31:

    1997........................................................................  $1,307
    1998........................................................................   1,100
    1999........................................................................     800
    2000........................................................................     783
    2001........................................................................     363
    Thereafter..................................................................   1,755
                                                                                  -------
                                                                                  $6,108
                                                                                  =======

  Litigation

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based on advice from its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's business, results of operations or financial condition.

(7) LINE OF CREDIT

     The Company has a line of credit agreement with a bank that provides for a maximum of $9,500 of borrowings and is due on demand. Interest on borrowings is computed at the Company's option based on the bank's prime rate (8.25% at July 31, 1996) or at LIBOR plus 2% (7.69% at July 31, 1996). The credit facility provides for a general security interest first lien on all of the Company's assets, to the extent one can be obtained. The line is personally guaranteed by the Company's president and majority shareholder. At July 31, 1995 and 1996 amounts outstanding under the agreement totaled $5,600 and $6,500, respectively.

(8) INCOME TAXES

     The provision (benefit) for income taxes consisted of the following:

                                                                 YEARS ENDED JULY 31,
                                                             ----------------------------
                                                              1994       1995       1996
                                                             ------     ------     ------
    Current
      Federal..............................................  $  873     $  997     $1,166
      State................................................     287        302        350
                                                             ------     ------     ------
                                                              1,160      1,299      1,516
                                                             ------     ------     ------
    Deferred
      Federal..............................................    (101)      (113)       (73)
      State................................................     (17)       (26)       (13)
                                                             ------     ------     ------
                                                               (118)      (139)       (86)
                                                             ------     ------     ------
                                                             $1,042     $1,160     $1,430
                                                             ======     ======     ======

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The difference between the provision for income taxes at the Company's effective income tax rate and the Federal statutory rate of 34% is as follows:

                                                                 YEARS ENDED JULY 31,
                                                             ----------------------------
                                                              1994       1995       1996
                                                             ------     ------     ------
    Income taxes at statutory rate.........................  $  827     $  960     $1,213
    State taxes, net of Federal benefit....................     178        182        222
    Other..................................................      37         18         (5)
                                                             ------     ------     ------
    Provision for income taxes.............................  $1,042     $1,160     $1,430
                                                             ======     ======     ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 1995 and 1996 were as follows:

                                                                            JULY 31,
                                                                         ---------------
                                                                         1995       1996
                                                                         ----       ----
    Allowance for doubtful accounts receivable.........................  $288       $321
    Deferred compensation..............................................   288        317
    Other..............................................................    67         91
                                                                         ----       ----
         Deferred tax asset............................................  $643       $729
                                                                         ====       ====

     A valuation allowance has not been provided in connection with the Company's deferred tax assets since, based on historical pre-tax earnings and expected taxable income in the future, the Company believes that it is more likely than not that such deferred tax assets will be recovered.

     As discussed in Note 1, the Company adopted Statement 109 as of August 1, 1993. The cumulative effect of the change in accounting for income taxes of $386 was determined as of August 1, 1993 and is reported separately in the consolidated statement of income for the year ended July 31, 1994. The cumulative effect adjustment related principally to the establishment under Statement 109 of deferred tax assets arising due to the nondeductability of the allowance for doubtful accounts and deferred compensation expenses.

(9) RELATED PARTY TRANSACTIONS

     The Company leases executive offices and warehouse space as well as its corporate offices and sales facilities from entities owned or controlled by shareholders or officers of the Company. The leases generally cover a period of ten years and expire at various times from 1998 through 2005. Lease terms generally include annual increases of five percent. Rent expense for these facilities aggregated $654, $683 and $1,022 for the years ended July 31, 1994, 1995 and 1996, respectively.

     During the year ended July 31, 1994, the Company was related, through common ownership and control, to Electrograph Systems, Inc. ("Electrograph"), a value-added distributor of microcomputer peripherals, components and accessories. Purchases from Electrograph during this period were $385, substantially all of which was paid by July 31, 1994. In August 1994, Electrograph was acquired by an unrelated company.

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(10) SHAREHOLDERS' EQUITY

  Recapitalization

     In connection with the planned IPO, on October 1, 1996, the Company effected a recapitalization, which increased the authorized number of shares of Common Stock from 5,000 to 25,000,000, authorized 5,000,000 shares of Preferred Stock, effected a 6262.63 for one stock split for all outstanding shares of Common Stock on that date and established a $.01 per share par value for Common Stock. All references in the accompanying consolidated financial statements and notes thereto relating to per share and share data have been retroactively adjusted to reflect the recapitalization.


  Redeemable Common Stock


     The Company is a party to an agreement among its shareholders whereby upon termination, retirement, or death of either of the Company's two minority shareholders, the Company is required to redeem his interest at differing values stated in the agreement. The Company maintains term life insurance with a face value of $1,500 to be used towards the purchase of the shares in the event of the death of each shareholder. One of the minority shareholders retired in fiscal 1996 and based upon the terms of agreements, payment for the shareholder's interest in the Company (626,263 shares at that time) was fixed at $4,710. One of these agreements provided this shareholder an annual option to redeem one-tenth of his shares commencing in fiscal 1996, at an annual price of $471 to be paid in equal quarterly installments over the following year. In connection with these agreements, in May 1996 the Company purchased 62,626 shares of Common Stock from the retired shareholder. The purchase price was $471, to be paid in four non-interest bearing equal quarterly installments beginning on May 1, 1996. Such shares were subsequently retired.


     The aggregate amounts payable by the Company to redeem outstanding shares of Common Stock under these agreements, $5,210 and $4,739 at July 31, 1995 and 1996, respectively, have been classified as redeemable Common Stock.



     In September 1996, among other provisions, the retired shareholder agreed to terminate his option to sell his remaining shares to the Company, subject to successful completion of the IPO. In addition, the Company's shareholders entered into an agreement to terminate the shareholders' agreement upon effectiveness of the IPO. As a result, a pro forma balance sheet has been presented as of July 31, 1996 showing the impact of the termination of these agreements.


  New Accounting Standard

     In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Statement 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. Statement 123 encourages a fair value based method of accounting for employee stock options or similar equity instruments. Entities electing not to adopt a fair value method must make pro forma disclosures of net income and earnings per share as if a fair value based method had been applied. The Statement is effective for fiscal year 1997. The Company has elected not to adopt a fair value based accounting method for employee stock options and therefore does not expect that the adoption of Statement 123 will have a material impact on its financial position or results of operations. The Company will disclose, commencing in fiscal 1997, the pro forma net

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

income and income per share as if such method had been used to account for stock-based compensation costs.

  Stock Option Plan

     Under the Company's Amended and Restated 1996 Incentive and Non-Incentive Stock Option Plan (the "Plan"), which was approved by the Company's shareholders in October 1996, an aggregate of 1,100,000 shares of Common Stock are reserved for issuance upon exercise of options thereunder. Under the Plan, incentive stock options may be granted to employees and non-incentive stock options may be granted to employees, directors and such other persons as the Board of Directors may determine, at exercise prices equal to at least 100% (with respect to incentive stock options) and at least 85% (with respect to non-incentive stock options ) of the fair market value of the Common Stock on the date of grant. In addition to selecting the optionees, the Board of Directors will determine the number of shares of Common Stock subject to each option, the term of each stock option up to a maximum of ten years (five years for certain employees for incentive stock options), the time or times when the stock option becomes exercisable, and otherwise administer the Plan. Incentive stock options expire three months from the date of the holder's termination of employment with the Company other than by reason of death or disability. Options may be exercised with cash or Common Stock previously owned for in excess of six months. No options have been granted through October 30, 1996 under the Plan.


(11) MAJOR CUSTOMER AND VENDORS AND CONCENTRATION OF CREDIT RISK


     The Company sells products and services to customers that are located primarily in the eastern United States. One customer accounted for approximately 14%, 22% and 16% of total revenues for the years ended July 31, 1994, 1995 and 1996, respectively.

     The Company's top four vendors accounted for 20%, 12%, 11% and 10% of total product purchases for the year ended July 31, 1996. The Company's top two vendors accounted for 22% and 16% of total product purchases for the year ended July 31, 1995. The Company's top two vendors accounted for 22% and 15% of total product purchases for the year ended July 31, 1994.

     No individual customer accounted for more than 5% of the Company's accounts receivable at July 31, 1996.

                MANCHESTER EQUIPMENT CO., INC. AND SUBSIDIARIES

                          JULY 31, 1994, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(12) PRO FORMA INFORMATION (UNAUDITED)


     Effective with the closing of the IPO, the leases with related parties (Note 9) have been amended to provide for lower rental payments with terms comparable to those that could be obtained from independent third parties. In addition, in connection with the planned IPO, the Company's Chief Executive Officer has entered into an agreement to receive a base salary of $550 for each of the fiscal years ending July 31, 1997 and 1998 and to forego any bonus for fiscal 1997 and the Company's Executive Vice President has also entered into an agreement to receive a base salary of $450 in each of the fiscal years ending July 31, 1997 and 1998 and to forego any bonus for fiscal 1997. These officers have further agreed that any bonus payable to either of these officers in fiscal 1998 will require the approval of a majority of the independent directors of the Company.



     The following pro forma information assumes the consummation of the IPO and includes adjustments to increase net income for the amounts by which aggregate officers' compensation paid to the Company's Chief Executive Officer, Executive Vice President and Chief Financial Officer, during the fiscal year ended July 31, 1996 exceeded the total of the annual amounts to be paid under the agreements with the Company's Chief Executive Officer and Executive Vice President plus the current annual salary of the Company's present Chief Financial Officer as well as rents paid to related parties in fiscal 1996 in excess of rents that will be payable under current leases, as amended, effective with the closing of the IPO, net of applicable income taxes.



        Income before income taxes, as reported..............................  3,568
        Reduction in officers' compensation..................................  3,209
        Reduction in rent to related parties.................................    304
                                                                               -----
        Pro forma income before income taxes.................................  7,081
        Pro forma provision for income taxes.................................  2,835
                                                                               -----
        Pro forma net income.................................................  4,246
                                                                               -----
        Pro forma net income per share.......................................  $ .63
                                                                               =====



     Also see Note 10 regarding pro forma balance sheet.

                HELPING CUSTOMERS THROUGH THE USE OF TECHNOLOGY

  Manchester provides its customers with client/server solutions such as this corporate intranet.
   The use of intranets allows employees and other authorized users to access information using readily available Internet tools.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   12
Dividend Policy.......................   12
Dilution..............................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   21
Management............................   29
Principal and Selling Shareholders....   32
Certain Transactions..................   33
Shares Eligible for Future Sale.......   34
Description of Capital Stock..........   36
Underwriting..........................   38
Legal Matters.........................   39
Experts...............................   39
Available Information.................   40
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------
     Until             , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,500,000 SHARES

                                      LOGO

                         MANCHESTER EQUIPMENT CO., INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                [LADENBURG LOGO]

                            [CRUTTENDEN ROTH LOGO]

                                           , 1996


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of this offering are as follows:

    S.E.C. Registration Fee..................................................  $  11,897
    N.A.S.D. Filing Fee......................................................      3,950
    Nasdaq National Market Qualification Fee.................................     39,250
    Accounting Fees..........................................................    120,000
    Legal Fees and Expenses..................................................    500,000
    Blue Sky Qualification Fees and Expenses.................................     25,000
    Printing and Engraving...................................................     80,000
    Transfer Agent's Fees and Expenses.......................................     10,000
    Miscellaneous Expenses...................................................     34,903
                                                                                --------
              Total..........................................................  $ 825,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 722 of the New York Business Corporation Law grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions thereof. Article Ninth of Registrant's Restated Certificate of Incorporation provides for indemnification of Registrant's directors, officers, agents and employees to the full extent permissible under
Section 722 of the New York Business Corporation Law.

     See also Section 10 of the Underwriting Agreement.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16.  EXHIBITS

     (a) Exhibits:


23.1     --   Consent of KPMG Peat Marwick LLP (contained on page II-4).

ITEM 17.  UNDERTAKINGS.

     Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions of its Restated Certificate of Incorporation, its By-Laws, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant for expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Amendment to the Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hauppauge, State of New York, on the 18th day of November, 1996.


                                          MANCHESTER EQUIPMENT CO., INC.


                                          By:      /s/ Joel G. Stemple


                                            ------------------------------------

                                                      Joel G. Stemple


                                                  Executive Vice President


                      POWER OF ATTORNEY TO SIGN AMENDMENTS

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint BARRY R. STEINBERG and JOEL G. STEMPLE, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURE                              TITLE                     DATE
------------------------------------------  ----------------------------  -------------------
                    *                       President, Chief Executive     November 18, 1996
------------------------------------------  Officer, Chairman of the
            Barry R. Steinberg              Board and Director
                                            (Principal Executive
                                            Officer)
           /s/ Joel G. Stemple              Director                       November 18, 1996
------------------------------------------
             Joel G. Stemple
                    *                       Chief Financial Officer        November 18, 1996
------------------------------------------  (Principal Financial and
              Joseph Looney                 Accounting Officer)
                    *                       Director                       November 18, 1996
------------------------------------------
              Joel Rothlein
           *By:     /s/ Joel G.
                 Stemple
------------------------------------------
             Joel G. Stemple
           as attorney-in-fact

              INDEPENDENT AUDITORS' REPORT ON SCHEDULE AND CONSENT

The Board of Directors
Manchester Equipment Co., Inc.

     The audits referred to in our report dated September 13, 1996, except as to note 10 which is as of October 30, 1996, included the related financial statement schedule for each of the years in the three-year period ended July 31, 1996, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report dated September 13, 1996, except as to note 10 which is as of October 30, 1996, refers to a change, in 1994, in the Company's method of accounting for income taxes.

                                          /s/ KPMG PEAT MARWICK LLP

                                             KPMG PEAT MARWICK LLP

Jericho, New York

November 19, 1996